FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2018

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the 114th Annual General Meeting of Shareholders
2.	(English Translation) Matters available on the website in relation to the Notice of Convocation of the 114th Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 25, 2018	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference (certain portions of the Japanese language original applicable to voting procedures in Japan that are not applicable to shareholders outside Japan have been omitted). In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. Please note that certain portions of this document may not be applicable to shareholders outside Japan.

NOMURA

Notice of Convocation of the 114th Annual General Meeting of Shareholders

Nomura Holdings, Inc.

To Our Shareholders

I would like to take this opportunity to thank all of our shareholders for the ongoing support.

In the first half of the fiscal year ended March 31, 2018, economic fundamentals were progressing solidly. In the last half, however, due to uncertain monetary policies of central banks and geopolitical risks, investors became more risk averse. As a result, volatility spiked in equity market, and the Japanese yen temporarily appreciated to a 104 yen level against US dollar.

Even under such highly uncertain circumstances, based on our basic philosophy of “placing our clients at the heart of everything we do,” we have continued to transform our business platform in order to secure stable revenues. In Retail Division, we have expanded a range of value-added solutions. In international regions, we have continued to optimize cost and risk. Also, in order to respond to the rapidly accelerating technological evolution and the aging and shrinking population in Japan, we have started to promote digitalization and strengthen our approach to next generation clients.

As a result, in the fiscal year ended March 31, 2018, the Group’s net revenue totaled 1,497 billion yen (after interest expense), income before income taxes amounted to 328.2 billion yen, net income came to 219.3 billion yen, and EPS was 61.88 yen (after dilution).

With regard to the distribution of dividends to shareholders, the annual dividend for the year ended March 2018 will total 20 yen per share based on our dividend policy. We also approved a resolution to set up a share buyback program and will aim for a total payout ratio, which consists of dividends and share buybacks, of at least 50 percent.

In the fiscal year ended March 31, 2018, in order to clarify our mission, vision and values, we consolidated the Nomura Group Corporate Philosophy. Also, we declared the corporate slogan “Delivering a Better Tomorrow” based on our philosophy.

Our overriding mission to contribute to creating an affluent society by leveraging our expertise in the capital markets remains unchanged. Our aim is to deliver a better tomorrow together with our clients as their most trusted partner.

Thank you very much for your continued support.

May 2018

Koji Nagai

Director, President and Group CEO

(Securities Code: 8604)
May 31, 2018

To: Shareholders of Nomura Holdings, Inc.

Koji Nagai
Director, Representative Executive Officer, President and Group CEO
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual General Meeting of Shareholders

Dear Shareholder,

I would like to take this opportunity to thank you, our shareholder, for your support of Nomura Holdings, Inc. (the “Company”). The 114th Annual General Meeting of Shareholders will be held as described below.

Details

1.	Date and Time:	10:00 a.m. on Friday, June 22, 2018 (JST)

2.	Place:	Grand Nikko Tokyo Daiba, “Palais Royal” (first basement)
2-6-1, Daiba, Minato-ku, Tokyo, JAPAN

3.	Agenda for the Meeting:

Matters to be Reported:

1.  Report on the content of the business report and the consolidated financial statements and report on the results of the audits of the consolidated financial statements performed by the accounting auditor and the Audit Committee for the 114th fiscal year (covering the period from April 1, 2017 to March 31, 2018).

2. Report on the financial statements for the 114th fiscal year (covering the period from April 1, 2017 to March 31, 2018).

Matter to be Resolved:

	Proposal:	Appointment of Ten Directors

Matters regarding the exercise of voting rights:

If you exercise your voting rights through a proxy, only one proxy per shareholder will be permitted and such proxy must be a shareholder who holds voting rights at this General Meeting of Shareholders. Please also submit documentation evidencing the necessary power of attorney along with the proxy card.

End.

Notes:

With regard to the following matters, pursuant to relevant laws/regulations and the provisions of Article 25 of the Company’s Articles of Incorporation, they are not included in the materials annexed to this Notice of Convocation as they have been posted on the Company’s website (http://www.nomuraholdings.com/investor/shm/). Therefore, the materials annexed to this Notice of Convocation, on the occasion of the preparation of the Audit Report, were a part of the objects that the audit committee and accounting auditor audited.

1.	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies;

2.	The notes to the consolidated financial statements; and

3.	The notes to the financial statements.

In the event of any subsequent revisions to the reference materials for the general meeting of shareholders, the business report, the consolidated financial statements, the financial statements, or other materials annexed to this Notice of Convocation, there will be a posting on the Company’s website indicated above.

Regarding the Payment of the Year-end Dividend Distribution of the 114th Fiscal Year Surplus

At the Meeting of the Board of Directors of the Company held on April 26, 2018, a resolution was adopted for the payment, beginning on June 1, 2018, of the 11 yen per share year-end dividend distribution of the 114th fiscal year surplus.

Reference Materials for the General Meeting of Shareholders

Proposal and Reference Matters

Proposal: Appointment of Ten Directors

As of the conclusion of this General Meeting, the term of office of all ten directors will expire. Therefore, based on the decision of the Nomination Committee, the Company requests the appointment of ten directors, including three new director nominees. Of the ten nominees, six, including two who are to be newly appointed, are outside director nominees, and the two director nominees who will concurrently serve as executive officers are Koji Nagai and Shoichi Nagamatsu.

The nominees are as follows:

No.	Name	Positions in the Company	Attendance Record at Board of Directors Meetings
1	Nobuyuki Koga Non-Executive Director Reappointment	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	100% (10/10 meetings)

2	Koji Nagai Executive Officer Reappointment	Representative Executive Officer and President Group CEO	100% (10/10 meetings)

3	Shoichi Nagamatsu Executive Officer New Appointment	Representative Executive Officer and Deputy President	(New Appointment)

4	Hisato Miyashita Non-Executive Director Reappointment	Member of the Audit Committee (Full-Time)	100% (10/10 meetings)

5	Hiroshi Kimura Outside Director, Independent Director Reappointment	Member of the Nomination Committee Member of the Compensation Committee	100% (10/10 meetings)

6	Kazuhiko Ishimura Outside Director, Independent Director New Appointment	Member of the Nomination Committee (to be appointed) Member of the Compensation Committee (to be appointed)	(New Appointment)

7	Noriaki Shimazaki Outside Director, Independent Director Reappointment	Chairman of the Audit Committee	100% (10/10 meetings)

8	Mari Sono Outside Director, Independent Director Reappointment	Member of the Audit Committee	100% (8/8 meetings)

9	Michael Lim Choo San Outside Director, Independent Director Reappointment		100% (10/10 meetings)

10	Laura Simone Unger Outside Director, Independent Director New Appointment		(New Appointment)

1. Nobuyuki Koga (Aug. 22, 1950)	Non-Executive Director Reappointment Number of shares held: 307,453 shares of common stock

Chairman of the Board of Directors

Chairman of the

Nomination Committee

Chairman of the

Compensation Committee

Attendance at Meetings of the Board of Directors:

10/10

Attendance at Meetings of the Nomination

Committee:

4/4

Attendance at Meetings of the Compensation Committee:

3/3

	Apr. 1974	Joined the Company
	Jun. 1995	Director of the Company
	Apr. 1999	Managing Director of the Company
	Jun. 2000	Director and Deputy President of the Company
	Oct. 2001	Director and Deputy President of the Company (concurrently Director and Deputy President of Nomura Securities Co., Ltd.)
	Apr. 2003	Director and President of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2003	Director, President & CEO of the Company (concurrently Director and Executive Officer and President of Nomura Securities Co., Ltd.)
	Apr. 2008	Director and Representative Executive Officer of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
	Jun. 2008	Director and Chairman of Nomura Securities Co., Ltd.
	Jun. 2011	Director and Chairman of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.)
	Apr. 2017	Director and Chairman of the Company (concurrently Director of Nomura Securities Co., Ltd.) (Current)

(Significant concurrent positions)

Director of Nomura Securities Co., Ltd.

Representative Director and President of Kanagawa Kaihatsu Kanko Ltd.

(Reasons for designation as a director nominee)

Mr. Koga has held positions including Director and President of the Company, Director and President of Nomura Securities Co., Ltd., and Vice Chairman of the Japan Securities Dealers Association, and has served as Director and Chairman of the Company since June 2011, and currently holds the positions of the Vice Chairman of Nippon Keidanren (Japan Business Federation (“JBF”), he will be appointed as Chairman of the Board of Councillors of JBF on May 31 2018).

The Company has designated Mr. Koga, who is well-versed in the business of the Nomura Group and the customs of the securities industry, as a director nominee with the expectation that, by having Mr. Koga chair meetings of the Board of Directors as Chairman of the Board of Directors, he will contribute to enhancing the quality of discussions at meetings of the Board of Directors and operate meetings of the Board of Directors effectively and efficiently.

If his reappointment is approved, he is slated to continue serving as Chairman of the Nomination Committee and Chairman of the Compensation Committee after this Annual General Meeting of Shareholders.

Mr. Koga does not concurrently serve as an executive officer and is a non-executive director.

Note 1:	In October 2001, the Company reorganized and became a holding company, changed the company name from, “The Nomura Securities Co., Ltd.” to “Nomura Holdings, Inc.” and Nomura Securities Co., Ltd., the subsidiary newly established by the company divestiture, succeeded the securities company operations. With regard to biographical information based on the Company prior to October 2001, the references are to positions and responsibilities at The Nomura Securities Co., Ltd.

Note 2:	Since June 2003, the Company has put in place three committees (the nomination, compensation, and audit committees) and adopted a corporate governance structure that separates management’s oversight functions from business execution functions (Company with Three Board Committees). As the execution of the business of the Company, which is a Company with Three Board Committees, is performed by executive officers, directors who do not concurrently serve as executive officers (non-executive directors) do not perform such a function and perform mainly an oversight function.

2. Koji Nagai (Jan. 25, 1959)	Executive Officer Reappointment Number of shares held: 285,000 shares of common stock
Director Representative Executive Officer and President Group CEO Attendance at Meetings of the Board of Directors: 10/10	Apr. 1981	Joined the Company
	Apr. 2003	Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director of Nomura Securities Co., Ltd.
	Apr. 2007	Executive Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Apr. 2009	Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2011	Co-COO and Deputy President of Nomura Securities Co., Ltd.
	Apr. 2012	Senior Managing Director of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Aug. 2012	Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Jun. 2013	Director, Representative Executive Officer & Group CEO of the Company (concurrently Director and President of Nomura Securities Co., Ltd.)
	Apr. 2017	Director, Representative Executive Officer, President & Group CEO of the Company (concurrently Director and Chairman of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director and Chairman of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee)

Mr. Nagai has held positions including Director and President of Nomura Securities Co., Ltd., and has served as Representative Executive Officer, President and Group CEO of the Company.

The majority of the Board of Directors of the Company, including Outside Directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, the Board of Directors will be able to easily understand the business execution status and the status of the Company, and exercise the management oversight function more effectively.

3. Shoichi Nagamatsu (Jul. 6, 1958)	Executive Officer New Appointment Number of shares held: 200,700 shares of common stock
Representative Executive Officer and Deputy President of the Company	Apr. 1982	Joined the Company
	Apr. 2004	Senior Managing Director of Nomura Securities Co., Ltd.
	Oct. 2008	Executive Managing Director of the Company (concurrently Senior Managing Director of Nomura Securities Co., Ltd.)
	Jun. 2010	Senior Corporate Managing Director of the Company (concurrently Senior Corporate Managing Director of Nomura Securities Co., Ltd.)
	Apr. 2012	Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Jun. 2012	Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.
	Apr. 2013	Executive Managing Director and Chief of Staff of the Company (concurrently Executive Managing Director and Executive Vice President of Nomura Securities Co., Ltd.)
	Apr. 2016	Executive Managing Director and Chief of Staff of the Company (concurrently Representative Executive Officer and Deputy President of Nomura Securities Co., Ltd.)
	Apr. 2017	Representative Executive Officer, Deputy President and Chief of Staff of the Company (concurrently Director of Nomura Securities Co., Ltd.)
	Apr. 2018	Representative Executive Officer and Deputy President of the Company (concurrently Director of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions) Director of Nomura Securities Co., Ltd.

(Reasons for designation as a director nominee)

Mr. Nagamatsu has held positions including Chief of Staff of the Company and Deputy President of Nomura Securities Co., Ltd., and has served as Representative Executive Officer and Deputy President of the Company.

The majority of the Board of Directors of the Company, including outside directors, is made up of non-executive directors. The Company has designated him as a director nominee with the expectation that, by having a top executive concurrently serve as a director, the Board of Directors will be able to easily understand the business execution status and the status of the Company, and exercise the management oversight function more effectively.

4. Hisato Miyashita (Dec. 26, 1958)		Non-Executive Director Reappointment Number of shares held: 60,000 shares of common stock

Director Member of the Audit Committee (Full-Time) Attendance at Meetings of the Board of Directors: 10/10 Attendance at Meetings of the Audit Committee: 16/16	Jul. 1987	Joined the Company
	Jun. 1993	Joined Union Bank of Switzerland (currently, UBS)
	Aug. 1996	Joined Bankers Trust Asia Securities Ltd.
	Apr. 1998	Joined Credit Suisse First Boston Securities (Japan) Limited
	Dec. 1999	Joined Nikko Citigroup Limited (currently, Citigroup Global Markets Japan Inc.)
	Mar. 2005	Executive Officer of Nikko Citigroup Limited, Internal Control Supervisory Manager
	Jul. 2009	Managing Director of Group Compliance Department of the Company
	Apr. 2012	Senior Managing Director of the Company, Head of Wholesale Compliance
	Jun. 2012	Senior Managing Director of the Company, Group Compliance Head (concurrently Senior Managing Director of Nomura Securities Co., Ltd.)
	Apr. 2013	Senior Managing Director of the Company, Group Compliance Head (concurrently Representative Executive Officer of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
	Apr. 2015	Senior Managing Director of the Company, Deputy Chief of Staff and Group Compliance Head (concurrently Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd., Internal Control Supervisory Manager)
	Apr. 2016	Advisor of the Company
	Jun. 2016	Director of the Company (Current)
(Significant concurrent positions)
Director of Nomura Asset Management Co., Ltd. Director of The Nomura Trust and Banking Co., Ltd. Statutory Auditor of Nomura Financial Products & Services, Inc.
(Reasons for designation as a director nominee)

Mr. Miyashita has engaged in legal and compliance work for many years at a number of securities companies, including the Company, and by working in positions such as the Group Compliance Head of the Nomura Group, he has extensive experience and knowledge in the compliance field.

If his reappointment is approved, he is slated to continue serving as a full-time member of the Audit Committee after this Annual General Meeting of Shareholders. The Company has designated Mr. Miyashita, who is well-versed in the business of the Nomura Group, as a director nominee with the expectation that, by adding him to the Audit Committee, the effectiveness of audits by the Audit Committee will be enhanced.

Mr. Miyashita will not concurrently serve as an executive officer and will be a non-executive director.

Outside Director Nominees (Nominee Numbers 5 to 10)

All six Outside Director nominees satisfy the Independence Criteria established by the Company. Further, the Company has designated all Outside Director nominees as Independent Directors (an outside director who does not have any danger of having conflicts of interest with general shareholders in accordance with the rules of the Tokyo Stock Exchange, Inc.).

Reference: “Independence Criteria” for Outside Directors of Nomura Holdings, Inc.

Outside Directors of Nomura Holdings, Inc. (the “Company”) shall satisfy the requirements set forth below to maintain their independence from the Nomura Group.

1.	The person, currently, or within the last three years, shall not correspond to a person listed below.

(1)	Person Related to the Company

A person satisfying any of the following requirements shall be considered a Person Related to the Company:

•	Executive (*1) of another company where any Executive of the Company serves as a director or officer of that company;

•	Major shareholder of the Company (directly or indirectly holding more than 10% of the voting rights) or Executive of such major shareholder; or

•	Partner of the Company’s accounting auditor or employee of such firm who works on the Company’s audit.

(2)	Executive of a Major Lender (*2) of the Company.

(3)	Executive of a Major Business Partner (*3) of the Company (including Partners, etc.).

(4)	A person receiving compensation from the Nomura Group of more than 10 million yen per year, excluding director/officer compensation.

(5)	A person executing the business of an institution receiving more than a Certain Amount of Donation (*4) from the Company.

2.	The person’s spouse, relatives within the second degree of kinship or anyone who lives with the person shall not correspond to a person listed below (excluding persons in unimportant positions):

(1)	Executive of the Nomura Group; or

(2)	A person identified in any of subsections (1) ~ (5) in Section 1 above.

(Notes)

*1:	Executive shall mean Executive Directors (gyoumu shikkou torishimariyaku), Executive Officers (shikkouyaku) and important employees (jyuuyou na shiyounin), including Senior Managing Directors (shikkouyakuin), etc.

*2:	Major Lender shall mean a lender from whom the Company borrows an amount equal to or greater than 2% of the consolidated total assets of the Company.

*3:	Major Business Partner shall mean a business partner whose transactions with the Company exceed 2% of such business partner’s consolidated gross revenues in the last completed fiscal year.

*4:	Certain amount of donation shall mean, with respect to any given institution, any amount that exceeds 2% of the donee institution’s gross revenue or ordinary income, whichever is greater, or donations that exceed 10 million yen per year.

End.

5. Hiroshi Kimura (Apr. 23, 1953)	Outside Director, Independent Director Reappointment Number of shares held: 0 shares of common stock

Outside Director

Member of the

Nomination Committee

Member of the

Compensation Committee

Number of years in office:

3 years

Attendance at Meetings of the Board of Directors:

10/10

Attendance at Meetings of the Nomination

Committee:

4/4

Attendance at Meetings of the Compensation Committee:

3/3

	Apr. 1976	Joined Japan Tobacco and Salt Public Corporation (currently, Japan Tobacco Inc.)
	Jun. 1999	Director of Japan Tobacco Inc.
	Jun. 2001	Resigned as Director of Japan Tobacco Inc.
	Jun. 2005	Director of Japan Tobacco Inc.
	Jun. 2006	President and CEO and Representative Director of Japan Tobacco Inc.
	Jun. 2012	Chairman of the Board of Japan Tobacco Inc.
	Jun. 2014	Special Advisor of Japan Tobacco Inc.
	Jun. 2015	Outside Director of the Company (Current)
	Jul. 2016	Advisor of Japan Tobacco Inc.
	Mar. 2018	Honorary Company Fellow of Japan Tobacco Inc. (Current)
(Significant concurrent positions)
Honorary Company Fellow of Japan Tobacco Inc. Outside Director of Asahi Glass Co., Ltd. Outside Director of IHI Corporation
(Reasons for designation as an outside director nominee)

Mr. Kimura has extensive experience with respect to corporate management, and including the holding in the past of positions such as President, CEO and Representative Director of the Board of Japan Tobacco Inc. and Chairman of the Board of Japan Tobacco Inc., such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to serve as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

6. Kazuhiko Ishimura (Sep. 18, 1954)	Outside Director, Independent Director New Appointment Number of shares held: 0 shares of common stock

	Apr. 1979	Joined Asahi Glass Company, Limited
	Jan. 2006	Executive Officer, GM of Kansai Plant of Asahi Glass Company, Limited
	Jan. 2007	Senior Executive Officer and GM of Electronics & Energy General Division of Asahi Glass Company, Limited
	Mar. 2008	Representative Director and President & COO of Asahi Glass Company, Limited
	Jan. 2010	Representative Director and President & CEO of Asahi Glass Company, Limited
	Jan. 2015	Representative Director & Chairman of Asahi Glass Company, Limited
	Jan. 2018	Director & Chairman of Asahi Glass Company, Limited (Current)

(Significant concurrent positions)

Director & Chairman of Asahi Glass Company, Limited

Outside Director of TDK Corporation

Outside Director of IHI Corporation

(Reasons for designation as an outside director nominee)

Mr. Ishimura has extensive experience with respect to corporate management, and including the holding in the past of positions such as Representative Director and President and CEO of Asahi Glass Company, Limited and Chairman of the Board of Asahi Glass Company, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his appointment is approved, he is slated to serve as a member of the Nomination Committee and a member of the Compensation Committee after this Annual General Meeting of Shareholders.

7. Noriaki Shimazaki		Outside Director, Independent Director Reappointment
(Aug. 19, 1946)		Number of shares held: 5,500 shares of common stock
Outside Director Chairman of the Audit Committee Number of years in office: 2 years Attendance at Meetings of the Board of Directors: 10/10 Attendance at Meetings of the Audit Committee: 16/16	Apr. 1969	Joined Sumitomo Corporation
	Jun. 1998	Director of Sumitomo Corporation
	Apr. 2002	Representative Director and Managing Director of Sumitomo Corporation
	Jan. 2003	Member of the Business Accounting Council of the Financial Services Agency
	Apr. 2004	Representative Director and Senior Managing Executive Officer of Sumitomo Corporation
	Apr. 2005	Representative Director and Executive Vice President of Sumitomo Corporation
	Jan. 2009	Trustee of the IASC Foundation (currently, IFRS Foundation)
	Jul. 2009	Special Advisor of Sumitomo Corporation
	Jun. 2011	Director of the Financial Accounting Standards Foundation
	Jun. 2011	Chairman of Self-regulation Board and Public Governor of the Japan Securities Dealers Association
	Sep. 2013	Advisor of the IFRS Foundation Asia-Oceania Office (Current)
	Sep. 2013	Advisor of the Japanese Institute of Certified Public Accountants (Current)
	Jun. 2016	Outside Director of the Company (concurrently Director of Nomura Securities Co., Ltd.) (Current)
(Significant concurrent positions)
Outside Director of UKC Holdings Corporation Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd.
(Reasons for designation as an outside director nominee)

Mr. Shimazaki has extensive experience with respect to corporate management and a high degree of expertise with regard to international accounting systems corresponding to a Sarbanes-Oxley Act of 2002 financial expert. Including the holding in the past of positions such as Representative Director and Executive Vice President of Sumitomo Corporation, Member of the Business Accounting Council of the Financial Services Agency, Trustee of IASC Foundation, Special Advisor of Sumitomo Corporation and Director of the Financial Accounting Standards Foundation, such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will apply his extensive experience and high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If his reappointment is approved, he is slated to serve as a member of the Audit Committee (Chairman) after this Annual General Meeting of Shareholders.

8. Mari Sono		Outside Director, Independent Director Reappointment
(Feb. 20, 1952)		Number of shares held: 0 shares of common stock

Outside Director

Member of the Audit Committee

Number of years in office:

1 year

Attendance at Meetings of the Board of Directors:

8/8

Attendance at Meetings of the Audit Committee:

11/11

(Ms. Sono attended all meetings of the Board of Directors and Audit Committee which were held after her appointment as an outside director and a member of the Audit Committee.)

	Oct. 1976	Joined NISSHIN Audit Corporation (currently, Ernst & Young ShinNihon LLC)
	Mar. 1979	Registered as Certified Public Accountant
	Nov. 1988	Partner of CENTURY Audit Corporation (currently, Ernst & Young ShinNihon LLC)
	Nov. 1990	Member of “Certified Public Accountant Examination System Subcommittee”, Certified Public Accountant Examination and Investigation Board, Ministry of Finance
	Apr. 1992	Member of “Business Accounting Council”, Ministry of Finance
	Dec. 1994	Senior Partner, CENTURY Audit Corporation (currently, Ernst & Young ShinNihon LLC)
	Oct. 2002	Member of Secretariat of the Information Disclosure, Cabinet Office (currently, Secretariat of the Information Disclosure and Personal Information Protection Review Board, Ministry of Internal Affairs and Communications)
	Apr. 2005	External Comprehensive Auditor, Tokyo
	Jul. 2008	Senior Partner of Ernst & Young ShinNihon LLC
	Aug. 2012	Retired Ernst & Young ShinNihon LLC
	Dec. 2013	Commissioner of the Securities and Exchange Surveillance Commission
	Jun. 2017	Outside Director of the Company (Current)
(Significant concurrent positions)
None
(Reasons for designation as an outside director nominee)

Ms. Sono has a high degree of expertise with respect to corporate accounting based on many years of experience as a Certified Public Accountant and has held positions such as External Comprehensive Auditor, Tokyo, and Member of “Business Accounting Council,” Ministry of Finance. Further, after retiring from the Audit Firm, she served as Commissioner of the Securities and Exchange Surveillance Commission, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will apply her extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

If her reappointment is approved, she is slated to serve as a member of the Audit Committee after this Annual General Meeting of Shareholders.

(Supplementary note regarding independence)

Although Ms. Sono was, in the past, a Senior Partner of Ernst & Young ShinNihon LLC (“E&Y”), the current corporate auditor of the Company, for the reasons set forth below, the Company has determined that Ms. Sono’s background does not compromise her independence as an Outside Director.

The fact that just under six years have passed since Ms. Sono retired from E&Y, after which she has had no involvement whatsoever in E&Y’s management and financial policy.

The fact that Ms. Sono, during her tenure at E&Y, was never involved in an accounting audit of the Company and also never belonged to the Financial Division that is responsible for accounting audits of financial institutions.

Further, in addition to satisfying the Company’s Independence Criteria for Outside Directors and requirements for Independent Directors as established by the Tokyo Stock Exchange, Inc., Ms. Sono also satisfies independence requirements for an audit committee member of the Company as established by the New York Stock Exchange.

9. Michael Lim Choo San		Outside Director, Independent Director Reappointment
(Sept. 10, 1946)		Number of shares held: 0 shares of common stock
Outside Director Number of years in office: 7 years Attendance at Meetings of the Board of Directors: 10/10	Aug. 1972	Joined Price Waterhouse, Singapore
	Jan. 1992	Managing Partner of Price Waterhouse, Singapore
	Oct. 1998	Member of the Singapore Public Service Commission (Current)
	Jul. 1999	Executive Chairman of PricewaterhouseCoopers, Singapore
	Sep. 2002	Chairman of the Land Transport Authority of Singapore
	Sep. 2004	Independent Director of Olam International Limited
	Jun. 2011	Outside Director of the Company (Current)
	Nov. 2011	Chairman of the Accounting Standards Council, Singapore
	Apr. 2013	Chairman of the Singapore Accountancy Commission
	Sep. 2016	Non-Executive Chairman of Fullerton Healthcare Corporation Limited (Current)
(Significant concurrent positions)
Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd.
(Reasons for designation as an outside director nominee)

Mr. Lim is well-versed in international accounting systems and has held positions, including Executive Chairman of PricewaterhouseCoopers (Singapore) and public service roles in Singapore, and was also awarded with honors by the Government of Singapore three times between 1998 and 2010, etc., and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated him as an outside director nominee with the expectation that he will continue to apply his global and extensive experience and his high degree of expertise and independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

10. Laura Simone Unger		Outside Director, Independent Director New Appointment
(Jan. 8, 1961)		Number of shares held: 0 shares of common stock
	Jan. 1988	Enforcement Attorney of U.S. Securities and Exchange Commission(SEC)
	Oct. 1990	Counsel of U.S. Senate Committee on Banking, Housing and Urban Affairs
	Nov. 1997	Commissioner of SEC
	Feb. 2001	Acting Chairperson of SEC
	Jul. 2002	Regulatory Expert of CNBC
	May 2003	Independent Consultant of JPMorgan Chase & Co.
	Aug. 2004	Independent Director of CA Inc.
	Jan. 2010	Special Advisor of Promontory Financial Group
	Dec. 2010	Independent Director of CIT Group Inc. (Current)
	Nov. 2014	Independent Director of Navient Corporation (Current)
(Significant concurrent positions)
Independent Director of CIT Group Inc. Independent Director of Navient Corporation Independent Director of Nomura Securities International, Inc.
(Reasons for designation as an outside director nominee)

Ms. Unger, by serving as a Commissioner and as Acting Chairman of the U.S. Securities and Exchange Commission, etc., is well-versed in financial laws and regulations, and such achievements and related insights have been evaluated highly both within and outside of the Company.

The Company has designated her as an outside director nominee with the expectation that she will apply her extensive experience and high level of independence to perform a full role as an outside director in determining important managerial matters and overseeing the business execution of the Company.

Note 3:	There are no particular conflicts of interest between the Company and each of the 10 nominees.

Note 4:	The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages (limitation of liability agreements) with each of the following director nominees: Mr. Hisato Miyashita, Mr. Hiroshi Kimura, Mr. Noriaki Shimazaki, Ms. Mari Sono, and Mr. Michael Lim Choo San. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater. If Mr. Hisato Miyashita, Mr. Hiroshi Kimura, Mr. Noriaki Shimazaki, Ms. Mari Sono, and Mr. Michael Lim Choo San are each reappointed at this Annual General Meeting of Shareholders, the Company is planning to maintain the limitation of liability agreements stated above with each of them. Further, if the director nominees Mr. Kazuhiko Ishimura and Ms. Laura Unger are appointed as directors, the Company is planning to enter into the limitation of liability agreement stated above with each of them.

Reference

The structure below is planned for the Nomination Committee, Compensation Committee and Audit Committee after the conclusion of this Annual General Meeting of Shareholders:

Nomination Committee: Nobuyuki Koga (chairman), Hiroshi Kimura, and Kazuhiko Ishimura

Compensation Committee: Nobuyuki Koga (chairman), Hiroshi Kimura, and Kazuhiko Ishimura

Audit Committee: Noriaki Shimazaki (chairman), Mari Sono, and Hisato Miyashita

[English Translation]

(Attachments to Notice of Convocation of the Annual General Meeting of Shareholders)

Report for the 114th Fiscal Year

From April 1, 2017 to March 31, 2018

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

(1)	Fundamental Management Policy

Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients.

As “Asia’s global investment bank” Nomura will provide high value-added solutions to clients globally, and recognizing its wider social responsibility, Nomura will continue to contribute to economic growth and development of society.

To enhance its corporate value, Nomura emphasizes Earnings Per Share (“EPS”) as a management index and will seek to maintain sustained improvement in this index.

(2)	Structure of Business Operations

Nomura Group’s business execution is to focus on business divisions and regions, rather than individual legal entities, under unified strategy. Nomura Group’s divisions are comprised of four divisions (Retail Division, Asset Management Division, Wholesale Division and Merchant Banking Division newly established this fiscal year). Also, Nomura Group’s regions are comprised of four regions (Americas; Europe, Middle East and Africa (“EMEA”); Asia ex-Japan (“AEJ”); and Japan). Nomura Group shall delegate its powers to each of these business divisions and regions to an appropriate extent and establish its business execution structure by enhancing professional skills, while strengthening global linkages among these business divisions and regions, and fully demonstrating Nomura Group’s comprehensive capabilities.

2.	Progress and Results of the Nomura Group’s Business Activities

(1)	Summary

During the fiscal year ended March 31, 2018, the global economy continued to see solid recovery, both in advanced and developing economies. In the U.S., acceleration in the real Gross Domestic Product (“GDP”) growth rate continued from 2016. The U.S. Congress approved a major tax cut worth $1.5 trillion over 10 years and agreed to increase spending by $300 billion over two years, undertaking a massive fiscal expansion. Reflecting solid economic growth in the U.S. and elsewhere, the Federal Reserve Board (“FRB”) has continued to raise interest rates at a moderate pace. In Europe, including the U.K., the underlying economy was favorable, buoyed by improving Chinese economic conditions and solid growth in the U.S. economy, both of which supported renewed acceleration in exports, and by firm capital expenditure. In Asia ex-Japan, growth in the Chinese economy picked up speed on a recovery in real estate prices and higher infrastructure spending by public-private partnerships. In other countries in Asia, improvement in the business environment on infrastructure spending and deregulation has supported solid economic conditions.

Meanwhile, the Japanese economy expanded at a favorable pace. Exports were steady owing to cyclical recovery in capital expenditure in the U.S. and Europe, growth in automation demand from Chinese production facilities, and global growth in demand for semiconductor-related products. In Japan, higher automation demand and construction demand contributed to an expansion in capital expenditure. While employment increased steadily, growth in wages was weak overall, and consumer spending stagnated, dampened in part by adverse weather conditions. Corporate earnings were firm and Japanese equities, along with equities on major stock markets worldwide, showed a solid performance. In the second half of the fiscal year, market volatility increased on expectations for accelerated interest rate hikes in the U.S. and on concerns about trade friction between the U.S. and China. The Tokyo Stock Price Index (the “TOPIX”) rose from 1,512.60 at the end of March 2017 to 1,716.30 at the end of March 2018, and the Nikkei Stock Average rose from 18,909.26 at the end of March 2017 to 21,454.30 at the end of March 2018. While the yen was trading at around ¥111-112 versus the U.S. dollar at the end of March 2017, the dollar/yen exchange rate fluctuated sharply in both directions owing to geopolitical risks, including North Korea’s military provocations. The yen strengthened sharply after the start of 2018 on concerns about a worsening in U.S. government finances, ending up at around 106-107 at the end of March 2018. The yield on Japanese government debt securities fluctuated in a narrow range owing to the Bank of Japan’s yield curve control policy. The yield on newly issued 10-year Japanese government debt securities was 0.045% at the end of March 2018.

From a regulatory perspective, in addition to the implementation of Basel III requirements relating to capital ratio, liquidity ratio, and leverage ratio, Nomura has been identified as a Domestic Systemically Important Bank. Nomura will continue to monitor closely and take necessary measures in responding to wide-ranging reforms as part of the global tightening of financial regulations. Also, as the uncertainty surrounding Brexit persists, Nomura plans and implements proper initiatives for addressing changes in the global business environment, including the enforcement of MiFID II in EMEA.

While our environment is changing drastically, based on our basic philosophy of “placing our clients at the heart of everything we do,” we have continued to transform our domestic business model of Retail Division, and have worked on improving the profitability of our international operations. Also, with the establishment of Merchant Banking Division in January 2018, as a new solution for clients, we have embarked on principal business to primarily provide equity to transactions such as business reorganization and revitalization, business succession as well as management buyout.

As a result of these efforts, we posted net revenue of 1,497.0 billion yen for the year ended March 31, 2018, a 6.7% increase from the previous fiscal year. Non-interest expenses increased by 8.2% to 1,168.8 billion yen, income before income taxes was 328.2 billion yen, and net income attributable to the shareholders of Nomura Holdings, Inc. was 219.3 billion yen. Return on equity was 7.9%. EPS(1) for the year ended March 31, 2018 was 61.88 yen, a decrease from 65.65 yen for the year ended March 31, 2017. We have decided to pay a dividend of 11 yen per share to shareholders of record as of March 31, 2018. As a result, the total annual dividend will be 20 yen per share.

(Note):

1.	Diluted net income attributable to Nomura Holdings’ shareholders per share.

Consolidated Financial Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	1,403.2	1,497.0	6.7
Non-interest expenses	1,080.4	1,168.8	8.2

Income before income taxes	322.8	328.2	1.7
Income tax expense	80.2	103.9	29.5

Net income	242.6	224.3	(7.5)

Less: Net income attributable to noncontrolling interests	2.9	4.9	67.8

Net income attributable to NHI shareholders	239.6	219.3	(8.5)

Return on shareholders’ equity	8.7%	7.9%	—

(2)	Segment Information

We report our operations and business results by reporting segment that corresponds to the following three divisions: Retail, Asset Management and Wholesale.

Business Segment Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	1,396.6	1,495.1	7.1
Non-interest expenses	1,080.4	1,168.8	8.2

Income before income taxes	316.2	326.3	3.2

In business segment totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2018 was 1,495.1 billion yen, an increase of 7.1% from the previous year. Non-interest expenses for the fiscal year ended March 31, 2018 increased by 8.2% from the previous year to 1,168.8 billion yen. Income before income taxes was 326.3 billion yen for the fiscal year ended March 31, 2018, an increase of 3.2% from the previous year.

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	374.4	412.9	10.3
Non-interest expenses	299.6	309.8	3.4

Income before income taxes	74.8	103.1	37.9

Net revenue increased by 10.3% from the previous fiscal year to 412.9 billion yen, and non-interest expenses increased by 3.4% to 309.8 billion yen. As a result, income before income taxes increased by 37.9% to 103.1 billion yen.

In Retail Division, under the basic philosophy of “placing our clients at the heart of everything we do,” we provided consulting services to become “the most trusted partner” by understanding and meeting their diversified demands and needs. This fiscal year, we made substantial organizational changes where we can provide better services and interactive solutions to clients. As a result, client assets of the investment trust and discretionary investment grew, and the number of consulting businesses such as inheritance and business succession plans increased steadily.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2017 (A)	March 31, 2018 (B)
Net revenue	99.4	127.3	28.1
Non-interest expenses	57.1	61.2	7.1

Income before income taxes	42.3	66.2	56.3

Net revenue increased by 28.1% from the previous fiscal year to 127.3 billion yen. Non-interest expenses increased by 7.1% to 61.2 billion yen. As a result, income before income taxes increased by 56.3% to 66.2 billion yen.

In the investment trust business, we delivered a strong performance mainly led by ETFs and funds distributed via banks contributing to the increase in assets under management. In the investment advisory business, we saw continued asset inflow from large domestic public pensions, partially offset by outflow overseas. As a result, assets under management increased from the end of the previous fiscal year as of Mach 31, 2018. In this fiscal year, we delivered gains related to American Century Investments.

Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended
	March 31, 2017 (A)	March 31, 2018 (B)	(B-A)/(A)
Net revenue	739.3	715.3	(3.2)
Non-interest expenses	577.8	614.7	6.4

Income before income taxes	161.4	100.6	(37.7)

The Wholesale Division consists of two businesses, Global Markets which is engaged in financial products trading, sales and structuring, and Investment Banking which conducts financing and advisory businesses.

Net revenue decreased by 3.2% from the previous fiscal year to 715.3 billion yen. Non-interest expenses increased by 6.4% to 614.7 billion yen. As a result, income before income taxes decreased by 37.7% to 100.6 billion yen.

Global Markets

The year ended March 2018 was a challenging year for the industry, marked by low client volumes amid low volatility that prevailed for most of the year. In this environment, Global Markets delivered a robust performance but moderate decline compared with the previous fiscal year. Strong performance in Equities was led by a booming global equity market, offsetting slowdown in Fixed Income due to low clients activity.

Investment Banking

Globally our core business expanded resulting in revenues increasing year on year. In Japan, our participation in multiple high-profile M&A mandates and our continued provision of cutting edge products to our underwriting clients have resulted in year on year revenue growth. Additionally, our firm has achieved 1st place M&A and ECM (the finance business, such as equity and equity-related offerings) league table rankings. In international regions, the Americas and Asia have achieved their highest recorded revenues since the year ended March 2010, supported by participation in M&A transactions and the provision of related financing and execution of numerous interest rate, FX and solutions transactions.

Other

	Billions of yen		% Change
	For the year ended
	March 31, 2017 (A)	March 31, 2018 (B)	(B-A)/(A)
Net revenue	183.5	239.5	30.5
Non-interest expenses	145.9	183.1	25.6

Income before income taxes	37.6	56.4	49.9

Net revenue increased by 30.5% from the previous fiscal year to 239.5 billion yen. Non-interest expenses increased by 25.6% to 183.1 billion yen. As a result, income before income taxes increased by 49.9% to 56.4 billion yen.

3.	Financing Situation

(1)	Funding situation

In terms of funding, the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., Nomura Bank International plc, and Nomura International Funding Pte. Ltd. are the main group entities that borrow externally, issue debt instruments and engage in other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as necessary, we pursue optimization of our funding structures.

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems with the objective in encouraging business activities further in Japan and overseas. In Retail Division, we have improved online-based services in order to provide better services for our clients having high convenience. In Wholesale Division, we have been continuously enhancing the trading systems as well as strengthening the infrastructure system in order to navigate through the global markets and achieve best execution more stably and efficiently.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	111th Fiscal Year (April 1, 2014 to March 31, 2015)	112th Fiscal Year (April 1, 2015 to March 31, 2016)	113th Fiscal Year (April 1, 2016 to March 31, 2017)	114th Fiscal Year (April 1, 2017 to March 31, 2018)
Total Revenue		1,930.6	1,723.1	1,715.5	1,972.2

Net revenue		1,604.2	1,395.7	1,403.2	1,497.0

Income before income taxes		346.8	165.2	322.8	328.2

Net income attributable to NHI shareholders		224.8	131.6	239.6	219.3

Basic-Net income attributable to NHI shareholders per share		61.66	36.53	67.29	63.13

Diluted-Net income attributable to NHI shareholders per share		60.03	35.52	65.65	61.88

Total assets		41,783.2	41,090.2	42,852.1	40,591.3

Total NHI shareholders’ equity		2,707.8	2,700.2	2,789.9	2,749.3

(Note) Stated in accordance with accounting principles generally accepted in the U.S.

5.	Management Challenges and Strategies

The Nomura Group’s management vision is to enhance its corporate value by deepening society’s trust in the firm and increasing the satisfaction of stakeholders, including shareholders and clients. In order to enhance its corporate value, Nomura responds flexibly to various changes in the business environment, and emphasizes Earnings Per Share (“EPS”) as a management index to achieve stable profit growth, and will seek to maintain sustained improvement in this index.

In order to achieve our management objectives, we are primarily focusing on ensuring that profits are recorded by all divisions and regions. We have committed ourselves to continuing business model transformation in Japan as well as aiming to improve profitability of our overseas operations under Vision C&C slogan, so that we will be able to build a solid foundation to generate profits even under severe market environments.

We will ensure a flexible and robust response to changes in the global operating environment related to international financial regulations and progress in various digital initiatives; and make efforts to monitor the international political situation which is changing rapidly, so that we will be able to maintain a robust financial position and to use management resources effectively by improving capital efficiency.

The challenges and strategies in each division are as follows:

[Retail Division]

In Retail Division, under the basic philosophy of “placing our clients at the heart of everything we do,” we provided consulting services to become a “financial institution a lot of people need” by responding to diversifying needs and wishes. We continue to support elderly clients with their family in Japan experiencing a rapidly aging and shrinking population, and expand the client base including next-generation clients for their asset management. We also focus on providing a broad range of value-added solutions to clients including discretionary investments not only through face-to-face consulting services, but also through seminars, online and call center channels, aiming to earn clients’ trust.

[Asset Management Division]

We aim to increase assets under management and expand our client base in (i) our investment trust business, by providing clients with a diverse range of investment opportunities to meet investors’ various needs, and (ii) our investment advisory business, by providing value-added investment services to our clients on a global basis. As a distinctive investment manager based in Asia with the ability to provide a broad range of products and services, we aim to gain the strong trust of investors worldwide by making continuous efforts to improve investment performance and to meet clients’ various needs.

[Wholesale Division]

In addition to the needs of our clients becoming increasingly more sophisticated, the Wholesale Division also faces challenges presented by the technological revolution; which may result in market changes which fundamentally affect the form of our traditional business. In order to keep step with such changes as well as to ensure our ability to provide our clients with added value, we will continue to seek the enhancement of our connectivity across Global Markets, Investment Banking and other Divisions around the globe as part of our sustained efforts to provide highly sought-after products and services to the markets.

Global Markets has been focusing on delivering differentiated and competitive products and solutions to our clients by leveraging our global capabilities in trading, research, and global distribution. We aim to provide uninterrupted liquidity to our clients across asset classes and markets, and strive to offer best-in-class market access and execution services. Additionally, Global Markets will gear up for the digital transformation of our business.

In Investment Banking, while we have seen a recent reemergence of geopolitical risk, our clients have continued their efforts to globalize their businesses. In order to be able to meet their needs, we have continued to enhance our cross-border M&A capabilities and supported our clients’ capital raising activities both in Japan and in other international regions. Going forward, we will continue to provide our clients with cutting edge services and products across M&A, capital raising and solutions.

[Merchant Banking Division]

The Merchant Banking Division will primarily provide equity as a new solution for business reorganizations and revitalizations, business succession as well as management buyouts. In Nomura Group, Retail Division has been making efforts to bolster its consulting services, while the group’s Wholesale Division has been offering creative solutions leveraging its strengths in Investment Banking and Global Markets. In order to respond to clients’ growing need for a wider range of solutions, the Merchant Banking Division will, under proper management of risk, focus on support for improving the enterprise value of portfolio companies, and will contribute to expansion of the private equity market.

[Risk Management and Compliance, etc.]

Nomura Group has established its risk appetite which articulates the risks that the firm is willing to assume in pursuit of its corporate vision, strategic objectives and business plan. We will continue to develop a risk management framework which ensures financial soundness, enhances corporate value, and is strategically aligned to the business plan and incorporated in decision making by senior management.

With regard to compliance, we will continue to focus on improving the management structure to comply with local laws and regulations in the countries where we operate. In addition to complying with laws and regulations, we will continuously review and improve our internal compliance system and rules for the purpose of promoting an environment of high ethical standards among all of our executive management and employees. In this way, we will meet the expectations of society and clients toward the Nomura Group and contribute to the further development of financial and capital markets.

Nomura Group established the Nomura Founding Principles and Corporate Ethics Day in 2015. Commemorated annually, this day aims to remind all of our executive officers and employees of the lessons learned from the incident and to renew our determination to prevent similar incidents from recurring in the future and further improve public trust through various measures. We will strive to maintain a sound corporate culture through these initiatives. We will also further enhance and reinforce our internal control framework, which includes measures to prevent insider trading and solicitation of unfair dealing, by ensuring that all of our executive officers and employees continually maintain the highest level of business ethics expected from professionals engaged in the capital markets.

Through the efforts described above, we are strengthening the earnings power of the entire Nomura Group and working to achieve our management targets and to maximize corporate value. We will advance cooperation across regions and among our four Divisions, and devote our efforts to the stability of financial and capital markets and to our further expansion and development as “Asia’s global investment bank”.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other securities and financial business. We divide our business segments into four divisions of Retail, Asset Management, Wholesale and Merchant Banking established this fiscal year.

7.	Organizational Structure

(1)	Principal place of business in Japan

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd. (Head office and local branches — 157 locations in total): Tokyo (Head office and local branches — 35 locations in total), Kanto area excluding Tokyo (36 branches), Hokkaido area (5 branches), Tohoku area (9 branches), Hokuriku area (4 branches), Chubu area (16 branches), Kinki area (28 branches), Chugoku area (9 branches), Shikoku area (4 branches) and Kyushu and Okinawa area (11 branches)

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, Fukuoka)

The Nomura Trust & Banking Co., Ltd. (Tokyo)

Nomura Facilities, Inc. (Tokyo)

Nomura Financial Products & Services, Inc. (Tokyo)

(2)	Principal place of business overseas

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated (New York, U.S.)

(3)	Status of Employees

	Employees	Increase / Decrease
Total	28,048	(138)Decrease

(Notes)

1.	Number of employees consists of the total number of employees of the Company and its consolidated subsidiaries (excluding temporary employees).

2.	Number of employees excludes employees seconded outside the Company and its consolidated subsidiaries.

(4)	Status of Significant Subsidiaries

Name	Location	Capital (in millions)		Percentage of Voting Rights		Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥	10,000	100%		Securities
Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥	17,180	100%		Investment Trust Management / Investment Advisory
The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥	35,000	100%		Banking / Trust
Nomura Facilities, Inc.	Tokyo, Japan	¥	480	100%		Business Space / Facility Management
Nomura Financial Products & Services, Inc.	Tokyo, Japan	¥	176,775	100%		Financial
Nomura Holding America Inc.	New York, U.S.	US$	5,917.25	100%		Holding Company
Nomura Securities International, Inc.	New York, U.S.	US$	3,650.00	100	%*	Securities
Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,792.49	100	%*	Holding Company
Instinet Incorporated	New York, U.S.	US$	1,314.50	100	%*	Holding Company
Nomura Europe Holdings plc	London, U.K.	US$	10,491.32	100%		Holding Company
Nomura International plc	London, U.K.	US$	10,241.23	100	%*	Securities
Nomura Bank International plc	London, U.K.	US$	555.00	100	%*	Financial
Nomura Asia Holding N.V.	Amsterdam, The Netherlands	¥	139,982	100	%*	Holding Company
Nomura International (Hong Kong) Limited	Hong Kong	¥	176,711	100	%*	Securities
Nomura Singapore Limited	Singapore, Singapore	S$	239.00	100	%*	Securities / Financial

(Notes)

1.	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” of a subsidiary, whose paid-in capital is zero or is in nominal amount (primarily subsidiaries located in the U.S.), is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Rights” column include voting rights from indirect ownership of shares.

2.	The total number of consolidated subsidiaries and consolidated variable interest entities as of March 31, 2018 was 1,279. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Real Estate Holdings, Inc. was 10 as of March 31, 2018.

3.	We have decided to place Nomura Asia Holding N.V. in a voluntary winding up due to reorganization of management system within the Nomura Group. This winding up is expected to be completed by March 31, 2019.

8.	Major Lenders

Lender	Type of Loan	Loan Amount (in millions of yen)
The Bank of Tokyo-Mitsubishi UFJ, Ltd	Long-term borrowing	344,480
Mizuho Bank, Ltd.	Long-term borrowing	343,401
Sumitomo Mitsui Banking Corporation	Long-term borrowing	330,747
Resona Bank, Ltd.	Long-term borrowing	50,000
Sumitomo Mitsui Trust Bank, Limited	Long-term borrowing	163,095
Mitsubishi UFJ Trust and Banking Corporation	Long-term borrowing	100,000
Mizuho Trust & Banking Co., Ltd.	Long-term borrowing	30,000
The Chiba Bank, Ltd.	Long-term borrowing	43,777
The Shizuoka Bank, Ltd.	Long-term borrowing	35,000
The Hachijuni Bank, Ltd.	Long-term borrowing	30,000
The Norinchukin Bank	Long-term borrowing	47,786
Meiji Yasuda Life Insurance Company	Long-term borrowing	31,238

9.	Capital Management Policy

We seek to enhance shareholder value and to capture growing business opportunities by maintaining sufficient levels of capital. We will continue to review our levels of capital as appropriate, taking into consideration the economic risks inherent to operating our businesses, the regulatory requirements, and maintaining our ratings necessary to operate businesses globally.

We believe that raising corporate value over the long term and paying dividends is essential to rewarding shareholders. We will strive to pay dividends using a consolidated pay-out ratio of 30 percent of each semi-annual consolidated earnings as a key indicator.

Dividend payments will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

Dividends will in principle be paid on a semi-annual basis with record dates of September 30 and March 31.

Additionally we will aim for a total payout ratio, which includes dividends and share buybacks, of at least 50 percent.

With respect to the retained earnings, in order to implement measures to adapt to regulatory changes and to increase shareholder value, we seek to efficiently invest in business areas where high profitability and growth may reasonably be expected, including the development and expansion of infrastructure.

Dividends for the Fiscal Year

Based on our Capital Management Policy described above, we paid a dividend of 9 yen per share to shareholders of record as of September 30, 2017 and have decided to pay a dividend of 11 yen per share to shareholders of record as of March 31, 2018. As a result, the total annual dividend will be 20 yen per share.

The following table sets forth the details of dividends paid for the fiscal year ended March 31, 2018:

Resolution of Board of Directors	Record Date	Total Amount of Dividends (in millions of yen)	Dividend Per Share (yen)
October 30, 2017	September 30, 2017	31,378	9.00
April 26, 2018	March 31, 2018	37,326	11.00

10.	Other Important Matters Related to the Current Situation of the Corporate Group

(Situation of corporate merger)

The Company, as of April 1, 2018, transferred the rights and obligations it held related to a part of share management business to Nomura Asia Pacific Holdings Co., Ltd. through a company split.

II. Stocks

1.	Total Number of Authorized Shares:	6,000,000,000 shares

The total number of classes of shares authorized to be issued in each class is as follows.

Type	Total Number of Shares Authorized to be Issued in Each Class
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

2.	Total Number of Issued Shares: Common Stock	3,643,562,601	shares

	(Note)

Due to the cancellation of treasury stock on December 18, 2017, total number of issued shares decreased by 179,000,000 shares from March 31, 2017.

3.	Number of Shareholders:	373,524

4.	Major Shareholders (Top 10):

	Number of Shares Owned and Percentage of Shares Owned
Names of Shareholders	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	168,204	5.0
The Master Trust Bank of Japan, Ltd. (Trust Account)	158,790	4.7
State Street Bank West Client-Treaty 505234	65,993	1.9
Japan Trustee Services Bank, Ltd. (Trust Account 5)	64,838	1.9
Japan Trustee Services Bank, Ltd. (Trust Account 1)	48,118	1.4
Japan Trustee Services Bank, Ltd. (Trust Account 2)	47,496	1.4
Japan Trustee Services Bank, Ltd. (Trust Account 7)	45,040	1.3
Northern Trust Co. (AVFC) Re Silchester International Investors International Value Equity Trust	44,183	1.3
JP Morgan Chase Bank 385151	44,129	1.3
Japan Trustee Services Bank, Ltd. (Trust Account 9)	43,253	1.3

(Notes)

1.	The Company has 250,285 thousand shares of treasury stock as of March 31, 2018 which is not included in the major shareholders list above.

2.	Figures for Number of Shares Owned are rounded down to the nearest thousand and figures for Percentage of Shares Owned are calculated excluding treasury stock.

5.	Status of Treasury Stock Repurchase, Disposition and Number of Shares Held in Treasury:

(1)	Repurchased shares

Common Stock	170,027,391	shares
Total Repurchase Amount (in thousands of yen)	109,096,398

Stocks acquired according to resolution of the Board, included above, are as follows;

Common Stock	170,000,000	shares
Total Repurchase Amount (in thousands of yen)	109,078,190

Reason for Repurchase

The Company plans to use the acquired treasury stock to deliver shares upon the exercise of stock options, to raise capital efficiency and to ensure a flexible capital management policy.

(2)	Shares Disposed

Common Stock	34,115,701	shares
Aggregate Amount of Disposition (in thousands of yen)	21,398,264

(3)	Shares Cancelled

Common Stock	179,000,000	shares
Aggregate Amount of Cancellation (in thousands of yen)	111,941,337

(4)	Number of Shares Held in Treasury as of the end of fiscal year

Common Stock	250,285,115	shares

6.	Other Significant Matters concerning Stocks

At the meeting of the Board of Directors held on April 26, 2018, the Company adopted a resolution to repurchase shares.

(1)	Reasons
To raise capital efficiency and to ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2)	Types and aggregate number of shares to be repurchased

Common Stock	100,000,000	shares (upper limit)

(3)	Total Repurchase Amount	70 billion yen (upper limit)

(4)	Period of Repurchase	From May 16, 2018 to March 29, 2019

(5)	Method of Repurchase	Purchase on the stock exchange via a trust bank

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of the end of the fiscal year

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No. 38	July 28, 2010	4,273	427,300	From April 30, 2013 to April 29, 2018	1
Stock Acquisition Rights No. 40	June 7, 2011	2,500	250,000	From May 25, 2012 to May 24, 2018	1
Stock Acquisition Rights No. 41	June 7, 2011	5,831	583,100	From May 25, 2013 to May 24, 2018	1
Stock Acquisition Rights No. 42	June 7, 2011	7,816	781,600	From May 25, 2014 to May 24, 2018	1
Stock Acquisition Rights No. 43	November 16, 2011	8,204	820,400	From November 16, 2013 to November 15, 2018	299
Stock Acquisition Rights No. 44	June 5, 2012	2,338	233,800	From April 20, 2013 to April 19, 2018	1
Stock Acquisition Rights No. 45	June 5, 2012	8,607	860,700	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No. 46	June 5, 2012	10,840	1,084,000	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No. 47	June 5, 2012	7,312	731,200	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No. 48	June 5, 2012	10,990	1,099,000	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No. 49	June 5, 2012	1,377	137,700	From October 20, 2015 to April 19, 2021	1
Stock Acquisition Rights No. 50	June 5, 2012	2,593	259,300	From October 20, 2016 to April 19, 2022	1
Stock Acquisition Rights No. 51	November 13, 2012	12,143	1,214,300	From November 13, 2014 to November 12, 2019	298
Stock Acquisition Rights No. 52	June 5, 2013	6,289	628,900	From April 20, 2014 to April 19, 2019	1
Stock Acquisition Rights No. 53	June 5, 2013	7,973	797,300	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No. 54	June 5, 2013	10,535	1,053,500	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No. 55	November 19, 2013	26,812	2,681,200	From November 19, 2015 to November 18, 2020	821
Stock Acquisition Rights No. 56	June 5, 2014	9,508	950,800	From April 20, 2015 to April 19, 2020	1
Stock Acquisition Rights No. 57	June 5, 2014	12,577	1,257,700	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No. 58	June 5, 2014	22,606	2,260,600	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No. 59	June 5, 2014	4,882	488,200	From March 31, 2015 to March 30, 2020	1
Stock Acquisition Rights No. 60	June 5, 2014	7,355	735,500	From March 31, 2016 to March 30, 2021	1
Stock Acquisition Rights No. 61	June 5, 2014	25,190	2,519,000	From March 31, 2017 to March 30, 2022	1

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No. 62	November 18, 2014	26,757	2,675,700	From November 18, 2016 to November 17, 2021	738
Stock Acquisition Rights No. 63	June 5, 2015	10,884	1,088,400	From April 20, 2016 to April 19, 2021	1
Stock Acquisition Rights No. 64	June 5, 2015	20,504	2,050,400	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No. 65	June 5, 2015	63,269	6,326,900	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No. 66	June 5, 2015	360	36,000	From November 8, 2015 to November 7, 2020	1
Stock Acquisition Rights No. 68	November 18, 2015	25,688	2,568,800	From November 18, 2017 to November 17, 2022	802
Stock Acquisition Rights No. 69	June 7, 2016	21,759	2,175,900	From April 20, 2017 to April 19, 2022	1
Stock Acquisition Rights No. 70	June 7, 2016	59,075	5,907,500	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No. 71	June 7, 2016	58,862	5,886,200	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No. 72	June 7, 2016	5,276	527,600	From October 30, 2016 to October 29, 2021	1
Stock Acquisition Rights No. 73	June 7, 2016	2,421	242,100	From April 30, 2017 to April 29, 2022	1
Stock Acquisition Rights No. 74	November 11, 2016	25,554	2,555,400	From November 11, 2018 to November 10, 2023	593
Stock Acquisition Rights No. 75	June 9, 2017	46,139	4,613,900	From April 20, 2018 to April 19, 2023	1
Stock Acquisition Rights No. 76	June 9, 2017	45,857	4,585,700	From April 20, 2019 to April 19, 2024	1
Stock Acquisition Rights No. 77	June 9, 2017	47,036	4,703,600	From April 20, 2020 to April 19, 2025	1
Stock Acquisition Rights No. 78	June 9, 2017	8,852	885,200	From April 20, 2021 to April 19, 2026	1
Stock Acquisition Rights No. 79	June 9, 2017	8,827	882,700	From April 20, 2022 to April 19, 2027	1
Stock Acquisition Rights No. 80	June 9, 2017	1,416	141,600	From April 20, 2023 to April 19, 2028	1
Stock Acquisition Rights No. 81	June 9, 2017	1,416	141,600	From April 20, 2024 to April 19, 2029	1
Stock Acquisition Rights No. 82	June 9, 2017	5,337	533,700	From October 30, 2017 to October 29, 2022	1
Stock Acquisition Rights No. 83	June 9, 2017	694	69,400	From April 30, 2018 to April 29, 2023	1
Stock Acquisition Rights No. 84	November 17, 2017	25,545	2,554,500	From November 17, 2019 to November 16, 2024	684

(Notes)

1.	Stock acquisition rights are issued in conjunction with the Company’s equity-based compensation plan and no payment is required in exchange for stock acquisition rights.

2.	Any transfer of stock acquisition rights is subject to approval by the Board of Directors of the Company.

3.	No stock acquisition rights shall be exercised partially. Grantees who lose their positions as executives or employees due to resignation or other similar reasons before the commencement of the exercise period will, in principle, forfeit their stock acquisition rights.

4.	Number of stock acquisition rights and number of shares under stock acquisition rights are as of the end of the fiscal year.

5.	Stock Acquisition Rights No.1 to No.37, No.39 and No.67 were all extinguished by exercise, forfeiture, or expiration of exercise period.

2.	Stock Acquisition Rights Held by the Directors and Executive Officers of the Company as of the end of the fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)
	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No. 44	32	1
Stock Acquisition Rights No. 45	32	1
Stock Acquisition Rights No. 46	49	2
Stock Acquisition Rights No. 47	172	4
Stock Acquisition Rights No. 48	256	6
Stock Acquisition Rights No. 52	245	3
Stock Acquisition Rights No. 53	241	3
Stock Acquisition Rights No. 54	240	3
Stock Acquisition Rights No. 56	173	2
Stock Acquisition Rights No. 57	348	3
Stock Acquisition Rights No. 58	917	6
Stock Acquisition Rights No. 59	206	3
Stock Acquisition Rights No. 60	206	3
Stock Acquisition Rights No. 61	841	6
Stock Acquisition Rights No. 63	391	4
Stock Acquisition Rights No. 64	918	7
Stock Acquisition Rights No. 65	1,151	9
Stock Acquisition Rights No. 69	1,310	8
Stock Acquisition Rights No. 70	1,600	9
Stock Acquisition Rights No. 71	1,599	9
Stock Acquisition Rights No. 75	1,421	8
Stock Acquisition Rights No. 76	1,416	8
Stock Acquisition Rights No. 77	1,413	8

(Notes)

1.	Number of stock acquisition rights is as of the end of the fiscal year.

2.	No stock acquisition rights have been issued to outside directors.

3.	Stock Acquisition Rights Issued to the Employees and Others during the fiscal year ended March 31, 2018

Name of Stock Acquisition Rights	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of the Company)		Directors, Executive Officers and Employees, etc. in subsidiaries (excluding those who are concurrently serving as Employees or Directors/Executive Officers of the Company)
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No. 75	669	16	46,510	837
Stock Acquisition Rights No. 76	664	16	46,228	837
Stock Acquisition Rights No. 77	815	17	47,237	845
Stock Acquisition Rights No. 78	155	2	8,960	129
Stock Acquisition Rights No. 79	155	2	8,935	129
Stock Acquisition Rights No. 80	155	2	1,261	10
Stock Acquisition Rights No. 81	155	2	1,261	10
Stock Acquisition Rights No. 82	55	1	10,969	29
Stock Acquisition Rights No. 83	55	1	639	1
Stock Acquisition Rights No. 84	—	—	25,575	1,203

(Note)

Number of stock acquisition rights is as of each allotment date.

4.	Other Significant Matters

On May 14, 2018, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) in lieu of existing compensation programs as the issuance of stock acquisition rights to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. A total of 50,284,100 RSUs will be granted, and the number of shares of common stock under the RSUs will be 50,284,100 shares.

IV.	Matters Relating to the Company’s Directors and Executive Officers

1.	Status of the Directors

Name	Positions and Responsibilities	Significant Concurrent Positions
Nobuyuki Koga	Chairman of the Board of Directors Chairman of the Nomination Committee Chairman of the Compensation Committee	Director of Nomura Securities Co., Ltd. (*1) President of Kanagawa Kaihatsu Kanko Co., Ltd.

Koji Nagai	Director Representative Executive Officer and President Group CEO	Director and Chairman of the Board of Directors of Nomura Securities Co., Ltd. (*1)

Tetsu Ozaki	Director Representative Executive Officer and Deputy President Group COO	Director of Nomura Securities Co., Ltd. (*1)

Takao Kusakari	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Senior Advisor of Nippon Yusen Kabushiki Kaisha (NYK LINE) (*2) Outside Director of Japan Oil Transportation Co., Ltd.

Hiroshi Kimura	Outside Director Member of the Nomination Committee Member of the Compensation Committee	Honorary Company Fellow of Japan Tobacco Inc. Outside Director of Asahi Glass Co., Ltd. Outside Director of IHI Corporation

Noriaki Shimazaki	Outside Director Chairman of the Audit Committee	Outside Director of Autobacs Seven Co. Ltd. (*2) Outside Director of UKC Holdings Corporation Outside Director of Loginet Japan Co., Ltd. Director of Nomura Securities Co., Ltd. (*1)

Toshinori Kanemoto	Outside Director Member of the Audit Committee	Of-Counsel of City-Yuwa Partners Outside Statutory Auditor of Nippon Television Holdings, Inc. Outside Director of Riken Corporation

Mari Sono	Outside Director Member of the Audit Committee	Not Applicable

Hisato Miyashita	Director Member of the Audit Committee (full time)	Director of Nomura Asset Management Co., Ltd. (*1) Director of The Nomura Trust and Banking Co., Ltd. (*1) Statutory Auditor of Nomura Financial Products & Services, Inc. (*1)

Michael Lim Choo San	Outside Director	Non-Executive Chairman of Fullerton Healthcare Corporation Limited Non-Executive Chairman of Nomura Singapore Ltd. (*1)

(Notes)

1.	Status as of March 31, 2018, the last day of the fiscal year.

2.	Directors Takao Kusakari, Hiroshi Kimura, Noriaki Shimazaki, Toshinori Kanemoto, Mari Sono and Michael Lim Choo San are Outside Directors, as provided for in Article 2, Item 15 of the Companies Act, and are also Independent Directors, as provided for in Article 436-2 of the Tokyo Stock Exchange, Inc.’s Securities Listing Regulations.

3.	Director Noriaki Shimazaki, Chairman of the Audit Committee, is a financial expert under the Sarbanes-Oxley Act of 2002 and Director Mari Sono, a member of the Audit Committee, is a certified public accountant. Each of them has considerable finance and accounting knowledge.

4.	The Company has selected director Hisato Miyashita, who is well-versed in the business of the Nomura Group, as a full-time member of the Audit Committee, with the expectation that audits by the Audit Committee will be performed more effectively.

5.	Companies marked with “*1” are wholly-owned subsidiaries (including indirect ownership) of the Company.

6.	There are no special relationships between the Company and companies in which Outside Directors concurrently serve (except for those companies marked with “*1”).

7.	The Company has entered into agreements to limit Companies Act Article 423 Paragraph 1 liability for damages with directors Takao Kusakari, Hiroshi Kimura, Noriaki Shimazaki, Toshinori Kanemoto, Mari Sono, Hisato Miyashita, and Michael Lim Choo San. Liability under each such agreement is limited to either 20 million yen or the amount prescribed by laws and regulations, whichever is greater.

8.	Concurrent positions marked with “*2” are positions from which a director has resigned during the period from the fiscal year-end to the date of this Business Report, or positions from which a director is scheduled to resign as of the date of this Business Report.

2.	Matters Relating to the Outside Directors

Status of the Activities of the Outside Directors

Name	Status of Main Activities

Takao Kusakari

Attended all 10 meetings of the Board of Directors, all 4 meetings of the Nomination Committee, and all 3 meetings of the Compensation Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Hiroshi Kimura

Attended all 10 meetings of the Board of Directors, all 4 meetings of the Nomination Committee, and all 3 meetings of the Compensation Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years.

Noriaki Shimazaki

Attended all 10 meetings of the Board of Directors and all 16 meetings of the Audit Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a corporate manager for many years and an expert well-versed in international accounting systems.

Toshinori Kanemoto

Attended all 10 meetings of the Board of Directors and all 16 meetings of the Audit Committee held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being a legal expert.

Mari Sono

Attended all 8 meetings of the Board of Directors and all 11 meetings of the Audit Committee held after her appointment as a Director and a member of the Audit Committee and appropriately made statements based on her extensive experience and comprehensive knowledge gained from being an expert well-versed in corporate accounting.

Michael Lim Choo San

Attended all 10 meetings of the Board of Directors held during the fiscal year and appropriately made statements based on his extensive experience and comprehensive knowledge gained from being an expert well versed in international accounting systems.

Other than the above, meetings of the Outside Directors, consisting solely of members who are Outside Directors, have been held, where there are discussions concerning matters such as the business and corporate governance of the Company.

3.	Status of the Executive Officers

Name	Positions and Responsibilities	Significant Concurrent Positions

Koji Nagai	Director Representative Executive Officer and President Group CEO	See “1. Status of the Directors”

Tetsu Ozaki	Director Representative Executive Officer and Deputy President Group COO	See “1. Status of the Directors”

Shoichi Nagamatsu	Representative Executive Officer and Deputy President Chief of Staff	Director of Nomura Securities Co., Ltd.

Toshio Morita	Executive Managing Director	Director, Representative Executive Officer and President of Nomura Securities Co., Ltd.

Kunio Watanabe	Executive Managing Director Head of Asset Management	Director, President and CEO of Nomura Asset Management Co., Ltd.

Takumi Kitamura	Executive Managing Director Chief Financial Officer (CFO)	Executive Managing Director of Nomura Securities Co., Ltd.

Yuji Nakata	Executive Managing Director Head of Group Entity Structure and Co-CRO	Executive Managing Director and Deputy President of Nomura Securities Co., Ltd. Director of Nomura Financial Products & Services, Inc.

(Notes)

1.	Status as of March 31, 2018, the last day of the fiscal year.

2.	As of April 1, 2018, Kentaro Okuda assumed Executive Managing Director of the Company.

(Reference) Executive Officers as of April 1, 2018 are as follows:

Koji Nagai	Representative Executive Officer and President, Group CEO

Shoichi Nagamatsu	Representative Executive Officer and Deputy President

Tetsu Ozaki	Executive Managing Director, Vice Chairman

Toshio Morita	Executive Managing Director, Group Co-COO

Kentaro Okuda (newly appointed)	Executive Managing Director, Group Co-COO and Head of Americas (based in New York)

Kunio Watanabe	Executive Managing Director, Head of Asset Management

Takumi Kitamura	Executive Managing Director, Chief Financial Officer (CFO)

Yuji Nakata	Executive Managing Director, Head of Group Entity Structure and Co-CRO

4.	Compensation paid to Directors and Executive Officers

		Millions of yen
	Number of People (1)	Basic Compensation (2,3)	Bonus	Deferred Compensation (4)	Total
Directors	9	264	89	84	437
(Outside Directors)	(6)	(124)	(—)	(—)	(124)
Executive Officers	7	522	415	511	1,448
Total	16	786	504	595	1,885

(Notes)

1.	The number of people includes 1 Director who retired in June 2017. There were 8 Directors and 7 Executive Officers as of March 31, 2018. Compensation to Directors who were concurrently serving as Executive Officers is included in that of Executive Officers.
2.	Basic compensation of 786 million yen includes other compensation (commuter pass allowance) of 1,067 thousand yen.

3.	In addition to basic compensation, 24 million yen of corporate housing costs, such as housing allowance and related tax adjustments, were provided.

4.	Deferred compensation (such as stock options) granted during and prior to the fiscal year ended March 31, 2018 is recognized as expense in the financial statements for the fiscal year ended March 31, 2018.

5.	Subsidiaries of the Company paid 49 million yen to Outside Directors as compensation, etc. for their directorship at those subsidiaries for the fiscal year ended March 31, 2018.

6.	The Company abolished retirement bonuses to Directors in 2001.

5.	Matters relating to Individual Directors and Executive Officers’ Compensation Determined by Compensation Committee

(1) Method of Determining Compensation Policies

As the Company is organized under the Committee System, the Compensation Committee has set the “Compensation Policy of Nomura Group” and “Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.”

(2) Compensation Policy of Nomura Group

The “Compensation Policy of Nomura Group” is as follows:

Nomura Group is establishing its status firmly as a globally competitive financial services group. To support this, we recognize that our people are our most valuable asset. We have therefore developed our Compensation Policy for both executives and employees of Nomura Group to ensure we attract, retain, motivate and develop talent that enables us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation.

Our Compensation Policy is based around six key themes:

1)	Align with Nomura Values and Strategies

•	Compensation is designed to support delivery against the broader strategic aims of the Group.

•	Levels and structures of compensation reflect the needs of each business line and allow the Group to effectively compete for key talent in the market.

•	We develop our staff to support the Nomura values.

2)	Reflect Firm, Division and Individual Performance

•	“Pay for Performance” is our fundamental principle to motivate and reward our key talent regardless of personal background.

•	We manage compensation on a firm-wide basis, taking into account the performance of the Group and supporting our ethos of sustainable growth, collaboration and client service. This enables us to manage strategic investments and still operate market-competitive compensation practices.

•	An individual’s compensation is determined by properly reflecting the Group, division and individual performance, ensuring that it is aligned with both the business strategy and market considerations.

•	Individual compensation award decisions are underpinned by valid and rigorous performance management processes and supporting systems.

3)	Establish Appropriate Performance Measurement with a Focus on Risk

•	Compensation is not determined by reference solely to revenues. Risk-adjusted profits are being emphasized in Nomura’s management information and performance systems and processes.

•	In addition, qualitative factors such as cross-divisional collaboration, risk management, alignment with organizational values, and compliance are stressed when evaluating performance.

•	Performance measurement reflects the business needs, taking account of risk associated with each business. Such risk includes market, credit, operational, and liquidity risk among others.

•	In assessing and measuring risk for compensation, input and advice is received from the risk management and finance divisions.

4)	Align Employee and Shareholder Interests

•	Compensation of Group executives and higher paid employees should reflect the achievement of targets which are in line with the creation of shareholder value.

•	For higher paid executives and employees, a part of their compensation is delivered in equity linked awards with appropriate vesting periods to ensure that their interests are closely aligned with those of shareholders.

5)	Appropriate Compensation Structures

•	The compensation structure reflects our desire to grow and develop our talent. It is merit based, reflecting performance and is regularly reviewed to ensure its fairness.

•	For higher paid executives and employees, a significant portion of compensation is deferred, balancing short-term interests with longer-term stewardship of the Group.

•	Deferred compensation should be subject to forfeiture or “clawback” in the event of a material restatement of earnings or other significant harm to the business of Nomura.

•	The percentage of deferral increases as an employee’s total compensation increases. A part of deferred compensation is delivered in mid/long-term incentive plans, such as equity linked awards with appropriate vesting periods.

•	Guarantees of bonus/compensation should be allowed only in limited circumstances such as new hiring or strategic business needs, and multi-year guarantees should not be used as a matter of course.

•	There should be no special or expensive retirement/severance guarantees for senior executives.

•	Nomura will respect all areas in which it operates and will seek to ensure pay structures reflect the needs of the organization as well as regulatory and government bodies.

6)	Ensure Robust Governance and Control Processes

•	This Policy and any change hereof must be approved by Nomura Holdings’ Compensation Committee, a majority of which consists of non-executive outside directors.

•	The Compensation Committee of Nomura Holdings decides individual amounts as well as compensation policy for Directors and Executive Officers of Nomura Holdings, in line with this Policy.

•	Globally, we institute a review and authorization policy for senior or high-level contracts ensuring consistency with this Policy. This is administered by Human Resources, involves Finance, Risk Management and Regional Compensation Committees and is reviewed by the Executive Managing Board.

•	Compensation for employees of risk management and compliance functions is determined independently of other business divisions.

•	The Compensation Committee uses market and specialist advisory groups to advise on appropriate compensation structures and levels as necessary.

(3) Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.

“Compensation Policy for Directors and Executive Officers of Nomura Holdings, Inc.” is as follows:

Compensation of Directors and Executive Officers is composed of base salary, cash bonus and long-term incentive plans.

1)	Base Salary

•	Base salary is determined based on factors such as professional background, career history, responsibilities and compensation standards of related business fields.

•	A portion of base salary may be paid in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

2)	Cash Bonus

•	Cash bonuses of Directors and Executive Officers are determined by taking into account both quantitative and qualitative factors. Quantitative factors include performance of the Group and the division. Qualitative factors include achievement of individual goals and subjective assessment of individual contribution.

•	Depending on the level of bonus payment, a portion of payment in cash may be deferred. In addition, a portion of deferred bonus may be paid in equity linked awards with appropriate vesting periods in lieu of cash to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders. Such deferred bonus may be unpaid or forfeited under specific circumstances.

3)	Long-term Incentive Plan

•	Long-term incentive plans may be awarded to Directors and Executive Officers, depending on their individual responsibilities and performance.

•	Payments under long-term incentive plans are made when a certain degree of achievements are accomplished. Payments are made in equity linked awards with appropriate vesting periods to ensure that medium to long-term interests of Directors and Executive Officers are closely aligned with those of shareholders.

V.	Matters Relating to Accounting Auditor

1.	Name: Ernst & Young ShinNihon LLC

2.	Audit Fees, etc.

Item	Amount
(1) Audit fees, etc.	839 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,466 million yen

(Notes)

1.	The audit contract between the Company and the Accounting Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.	In addition to the attestation services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Accounting Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements, etc.

3.	Significant overseas subsidiaries of the Company are subject to audit (limited to audit pursuant to the Companies Act or the Financial Instruments and Exchange Act and other equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Accounting Auditor.

4.	The Audit Committee has received necessary documents and reports from the Chief Financial Officer (“CFO”), relevant internal divisions, and the Accounting Auditor, and has confirmed the structure of the Accounting Auditor’s audit team, audit plan, audit status, the status of the maintenance of the structure for controlling quality of the audit firm, and the basis for the calculation of estimated remuneration, etc. Additionally, the Audit Committee conducts pre-approval procedures in accordance with Article 202 of the Sarbanes-Oxley Act of 2002, etc. Based on the result of such confirmations and procedures, the Audit Committee has verified the compensation, etc. of the Accounting Auditor and determined that it is at a reasonable level to maintain and improve audit quality, and has given the Companies Act Article 399 Paragraph 1 consent.

3.	Dismissal or Non-Reappointment Policy

(1)	If the Accounting Auditor corresponds to any of the items stipulated under Article 340, Paragraph 1 of the Companies Act, the Audit Committee shall consider dismissal of the Accounting Auditor, and if dismissal is determined to be reasonable, the Audit Committee will dismiss the Accounting Auditor by a unanimous consent of all members of the Audit Committee. In such event, an Audit Committee Member appointed by the Audit Committee shall report the dismissal of the Accounting Auditor and reasons for dismissal at the general meeting of shareholders to be convened immediately after the dismissal.

(2)	In cases where the Audit Committee determines that the Accounting Auditor has issues in terms of the fairness, or that maintenance of more appropriate audit structure is needed, a proposal on dismissal or non-reappointment of the Accounting Auditor will be submitted to the annual general meeting of shareholders.

VI.	The Content of the Resolution Adopted Regarding the Maintenance of Structures such as the Structure for Ensuring Appropriate Business Activities and the Summary of the Status of the Implementation of the Structure

The content of the resolution adopted by the Board of Directors concerning the Structure for Ensuring Appropriate Business Activities and the summary of the status of the implementation of the structure during this fiscal year is set forth below.

Structure for Ensuring Appropriate Business Activities at Nomura Holdings, Inc.

The Company shall, through the Board of Directors of the Company, establish the following structure (hereinafter referred to as the “Internal Controls System”) to ensure appropriate business activities at the Company and within the Nomura Group, assess the structure on a regular basis, and revise the structure as necessary. The Board of Directors shall, in addition to ensuring appropriate business through, amongst other measures, the supervision of the execution of duties by Directors and Executive Officers and development of the basic management policy of the Nomura Group, shall also monitor the maintenance by Executive Officers and operational status of the Internal Controls System, and call for improvements when necessary.

Further, the Board of Directors shall establish and thoroughly enforce the Code of Ethics of the Nomura Group, a code of conduct that all Nomura Group officers and employees should comply with, which encompasses an emphasis on customer interests, full awareness of the social mission, compliance with applicable laws and regulations, undertaking of social contribution activities, etc.

<I.	Matters Concerning the Audit Committee>

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the execution by Directors and Executive Officers of their duties through the use of the Independent Auditor, auditing firms and organizations within the Company to ensure the appropriate business activities of Nomura Holdings, Inc.

1.	Directors and Employees that will provide Support with respect to the Duties

(1)	The Board of Directors may appoint a Director, not concurrently serving as an Executive Officer, as the “Audit Mission Director.” The Audit Mission Director shall support audits performed by the Audit Committee, and in order for the Board of Directors to effectively supervise the execution by the Directors and Executive Officers of their duties, the Audit Mission Director shall perform the Audit Mission Director’s duties in accordance with the Audit Committee’s instructions.

(2)	The Company shall put in place the Office of Non-Executive Directors and Audit Committee to support the duties of the Audit Committee and Directors. The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of Non-Executive Directors and Audit Committee. Regarding the hiring, transfer and discipline of the employees of the Office of Non-Executive Directors and Audit Committee, the consent of the Audit Committee or a member of the Audit Committee designated by the Audit Committee must be obtained.

[Summary of Implementation Status]

The Company has set up the Office of Non-Executive Directors and Audit Committee as a unit dedicated to assisting with the duties of the Directors. To secure the independence of the Office of Non-Executive Directors and Audit Committee, employees of the Office of Non-Executive Directors and Audit Committee are evaluated by an Audit Committee Member designated by the Audit Committee.

2.	Audit System within the Nomura Group

(1)	The Company shall establish a group audit structure centered around the Company (the holding company) so that the Audit Committee can conduct audits in coordination with the Audit Committees, etc., of subsidiaries.

(2)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of the Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

[Summary of Implementation Status]

As a general rule, meetings of the Audit Committee of the Company and the Audit Committee of Nomura Securities Co., Ltd. are held jointly. Further, efforts are being made to coordinate closely by having persons such as full-time audit committee members of the Company and audit mission directors of Nomura Securities Co., Ltd. concurrently serve as company auditors and audit committee members of subsidiaries in Japan. Additionally, at the Nomura Group, audit committees have been set up in the holding companies that supervise each of the 3 overseas regions (Europe, the Americas, and Asia) and audit committee members of the Company and the heads of such committees share information regarding the issues and awareness of problems for each region from the audit work perspective.

3.	Structures Ensuring the Effectiveness of the Audit

(1)	Members of the Audit Committee designated by the Audit Committee or the Audit Mission Director may participate in or attend important meetings including meetings of the Executive Management Board.

(2)	The Audit Committee may require an explanation from accounting auditors and accounting firms that conduct audits of financial statements about the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting. Members of the Audit Committee and the Audit Mission Director may exchange opinions with accounting auditors and accounting firms that conduct audits of financial statements as necessary.

(3)	A member of the Audit Committee designated by the Audit Committee may investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or the Audit Mission Director.

(4)	The Audit Committee in conducting audits may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

[Summary of Implementation Status]

Audit Committee Members designated by the Audit Committee have participated in or attended important meetings such as meetings of the Executive Management Board and the Internal Controls Committee.

The Audit Committee has directly received explanations regarding the audit plan at the beginning of the period, audit status during the period, audit results at the end of the period, and the status of internal controls over financial reporting, from Ernst & Young ShinNihon LLC who is the Accounting Auditor and accounting firm that conducts audits of the Financial Statements. In addition, there have been exchanges of opinions with the Accounting Auditor by, for example, Audit Committee Members seeking the opinions of the Accounting Auditor as necessary.

Furthermore, Audit Committee Members, in addition to carrying out site visits of sites such as retail branches of Nomura Securities and site visits of subsidiaries other than Nomura Securities in person, have received reports from Nomura Securities’ Audit Committee Members and Audit Mission Directors who carried out site visits at subsidiaries.

Moreover, the Audit Committee, by entering into an advisory services agreement with an external lawyer, has established a structure whereby expert opinions can be sought from the lawyer as necessary.

4.	Coordination with the Internal Audit Division

(1)	The Company shall obtain the consent of the Audit Committee, or a member of the Audit Committee designated by the Audit Committee, regarding implementation plans and formulation of the budget of the Internal Audit Division, as well as the election and dismissal of the Head of the Internal Audit Division.

(2)	The Audit Committee shall coordinate with the Internal Audit Division by attending meetings of the Internal Controls Committee, hearing reports regarding the status of internal audits, and with regard to internal audits, issuing recommendations, etc., concerning the modification of the implementation plan, additional audits, development of remedial measures, etc.

[Summary of Implementation Status]

The Internal Controls Committee attended by Audit Committee Members deliberates and determines basic matters regarding the establishment and evaluation of internal controls for the Nomura Group’s business management structure as well as matters regarding the improvement of corporate behavior.

In addition, the Audit Committee is coordinating with the Internal Audit Division by, for example, receiving reports, as necessary, directly from the Senior Managing Director in charge of internal audits or through Audit Committee Members, regarding matters such as the maintenance/operational status of the internal control structure and the implementation status of internal audits.

<II.	Matters Concerning the Executive Officers>

1.	Compliance Structure

(1)	Thorough Compliance with the Nomura Group Code of Ethics

Executive Officers shall promote lawful management in accordance with laws, regulations and the Articles of Incorporation, and shall swear to comply with the Nomura Group Code of Ethics. At the same time, Executive Officers shall ensure that the Nomura Group Code of Ethics is well known amongst Senior Managing Directors and employees of the Company and shall ensure compliance with the said Code.

(2)	Establishment and Maintenance of the Compliance Structure

Executive Officers shall strive to maintain the Nomura Group’s compliance structure through, among other means, the maintenance of compliance-related regulations and the installation of responsible divisions and persons. The Company shall install Compliance Managers, etc., or other persons responsible for compliance, in each company within the Nomura Group to take corrective action against cases regarding any conduct considered questionable in light of social ethics or social justice and to thoroughly ensure that business activities undertaken by employees are based on a law-abiding spirit and social common sense, thereby promoting execution of duties in accordance with laws and regulations.

(3)	Compliance Hotline

(a)	Executive Officers shall put into place a “Compliance Hotline” as a channel through which employees can, with regard to conduct in the Nomura Group that may be questionable based on compliance with laws and regulations, etc., including matters concerning accounting or accounting audits, report such conduct directly to the person appointed by the Board of Directors.

(b)	Executive Officers shall guarantee the confidentiality of anonymous notifications, including the content of such notifications, made through the Compliance Hotline.

(4)	Severing Relations with Anti-Social Forces

The Nomura Group shall not engage in any transaction with anti-social forces or groups and Executive Officers shall maintain structures that are necessary for the enforcement of this rule.

[Summary of Implementation Status]

The officers and employees of the Nomura Group are required to annually affirm that they will comply with the Code of Ethics of Nomura Group, which sets forth the Group’s basic policy for compliance. In addition, the Group has designated the “Nomura Founding Principles and Corporate Ethics Day” as a day to reconfirm corporate culture and ethics based on Our Founder’s Principles. During this fiscal year, based on the Founder’s Principles, the Group has established Nomura Group Corporate Philosophy which sets forth the Nomura Group’s mission in the society, the vision to fulfill that mission, and the values that have to be continuously held for the purpose of realizing the vision. Moreover, the Group has adopted the Nomura Group Corporate Slogan, “Delivering a Better Tomorrow”, which represents the Philosophy, through the discussion among officers and employees.

At the Company, based on the Regulations of the Organization and the Nomura Group Compliance Policy, a Group Compliance Head is appointed and a Group Compliance Department that assists the Group Compliance Head has been put in place. In addition, for the purpose of strengthening the internal control structure so that it can cope with global business expansion, and to maintain/sustain the compliance structure at each group company including overseas locations, a compliance manager has been installed at each company and each region.

In the event that an employee becomes aware of activity such as activity that could be a violation of applicable law or regulation, as a means of directly presenting such information directly to report recipients including outside directors, a compliance hotline has been put in place and all employees have been notified. Regardless of the means by which information is presented, anonymous presentation of information is possible and confidentiality concerning the presentation of information is strictly observed.

At the Nomura Group, within the Code of Ethics of Nomura Group, it is essentially set forth that transactions will never be entered into with anti-social forces and the basic policy is that all relationships with anti-social forces are to be cut off. Based on this, the Group has set up a supervising unit for the purpose of promoting organizational measures to cope with anti-social forces, and at the same time as related information is being gathered/accumulated and strictly managed, whilst consulting/coordinating with attorneys, police, etc., as necessary, anti-social forces are being eliminated and measures for the purpose of ensuring appropriate corporate behavior are being taken. In addition, as of April 1 2018, the Company has set up the Anti-Money Laundering Department which supervises and controls measures for anti-money laundering in the Group.

2.	Risk Management Structure

(1)	Executive Officers shall acknowledge the importance of identification, evaluation, monitoring and management of various risks relating to the execution of the Nomura Group’s business centered on risks such as market risk, credit risk, liquidity risk, and operational risk and ensure understanding and management of such risks at each company within the Nomura Group.

(2)	Executive Officers shall strive to maintain a system to ensure the effectiveness of risk management in the Nomura Group through, among other means, the maintenance of regulations concerning risk management and the installation of responsible divisions and persons.

(3)	Executive Officers shall report the status of risk management structures within the Nomura Group to the Group Integrated Risk Management Committee. The Group Integrated Risk Management Committee shall analyze the risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management structures for the business.

(4)	Executive Officers shall maintain a structure that enables the Nomura Group to prevent or avoid crises, ensure the safety of customers, officers and employees of the Nomura Group, protect operating assets, reduce damage and ensure early recovery from any damage by establishing basic principles of business continuity including precautionary measures against crises, such as natural disasters or system failures, and emergency measures.

[Summary of Implementation Status]

At the Nomura Group, taking into account regulatory capital requirements, liquidity, and business environment, the content of permissible risk for the purpose of achieving management policy, strategic objectives and business plans is set forth as the Risk Appetite and the risks attendant to the carrying on of the Nomura Group’s business are thereby ascertained and managed.

To prescribe the basic principles, framework, and governance concerning risk management, with the purpose of contributing to securing the financial health and appropriate risk management of the Nomura Group, the Risk Management Policy has been put in place. The unit in charge of risk management is structured as an organization that is independent from units that execute business, and based on the leadership of the Chief Risk Officer (“CRO”) who presides over all aspects of risk management, the various risks relating to business execution are identified, evaluated, monitored, and managed.

As for risks arising out of business operations, on the basis of the basic policy of restraining within the scope of the Risk Appetite, the Executive Management Board or the Group Integrated Risk Management Committee upon delegation by the Executive Management Board deliberates and determines important matters relating to risk management.

In addition, the Company prescribes the basic principles of crisis management at the Nomura Group in the Nomura Group Crisis Management Regulations. In accordance with such regulations, each company of the Nomura Group has appointed Crisis Management Officers and discusses crisis management measures based on the fundamental policies of crisis management adopted by each company. Also, by establishing the Nomura Group Crisis Management Committee which reports to the Executive Management Board, the Company has established a global crisis management structure, which includes business continuity measures in case of an emergency.

3.	Reporting Structure in Relation to Execution of Duties

(1)	Executive Officers shall report on the status of their own execution of duties not less frequently than once every 3 (three) months. They shall also maintain a reporting structure that governs reporting with respect to Nomura Group directors, executives, and employees.

(2)	Executive Officers shall report the following matters on a regular basis to the Audit Committee directly or through the members of the Audit Committee or the Audit Mission Director:

(a)	The implementation status of internal audits, internal audit results, and remediation status;

(b)	The maintenance and operational status of the compliance structure;

(c)	Risk management status;

(d)	The outline of quarterly financial results and material matters (including matters concerning the selection and application of significant accounting policies and matters concerning internal controls over financial reporting); and

(e)	The operational status of the Compliance Hotline and details of the reports received.

(3)	In the event that an Executive Officer, Senior Managing Director, or employee is requested to report on a matter concerning the execution of such person’s duties by an Audit Committee Member designated by the Audit Committee or the Audit Mission Director, such person shall promptly report on such matters.

(4)	In the event that a Director, Executive Officer or Senior Managing Director becomes aware of a matter raised below, an immediate report must be made to an Audit Committee member or Audit Mission Director. Moreover, in the event that the person who becomes aware of such a matter is an executive officer or senior managing director, a report must be made simultaneously to the Executive Management Board. The Executive Management Board will deliberate concerning such matter, and in the event that it is admitted as necessary, based on such results, appropriate measures will be taken.

(a)	Any material violation of law or regulation or other important matter concerning compliance.

(b)	Any legal or financial problem that may have a material impact on the business or financial conditions of each Nomura Group company.

(c)	Any order from any regulatory authority or other facts that may potentially cause the Nomura Group to incur a significant loss.

(5)	In the event that a Nomura Group director, officer, or employee discovers a matter raised above, the Company must maintain a structure that provides for immediate direct or indirect reporting to an Audit Committee Member or Audit Mission Director.

(6)	To ensure that persons making a report prescribed in the preceding paragraph 2 do not receive disadvantageous treatment due to the making of such report, the Company must take appropriate measures.

[Summary of Implementation Status]

Executive Officers provide reports concerning the deliberation status of the Executive Management Board, the Group’s financial status, and the business execution status of each division at each meeting of the Board of Directors. Further, Executive Officers provide reports concerning their business execution status directly to the Audit Committee or through an Audit Committee Member. At the same time, as for Executive Officers, Senior Managing Directors, and employees, if an Audit Committee Member seeks a report on matters concerning the execution of their duties, a report is presented on such matters promptly.

The Company routinely disseminates to all officers and employees of the Nomura Group the fact that a report must promptly be made to each company’s designated point of contact in the event that activity, such as activity that could be in violation of laws, regulations, or internal rules, is found.

Furthermore, at the Nomura Group, in accordance with internal rules such as the Regulations on Management of Nomura Group Compliance Hotline and the Code of Ethics of Nomura Group, in addition to prohibiting any dismissal, demotion, salary reduction, or other disadvantageous treatment due to such a report, the fact that such disadvantageous treatment is prohibited is disseminated to all Nomura Group officers and employees.

4.	Structure for Ensuring the Effectiveness of the Execution of Duties

(1)	Executive Officers shall determine the Nomura Group’s management strategy and business execution, and execute business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	Executive Officers shall determine the allocation of business duties between each Senior Managing Director and the scope of authority of each employee, and thereby ensure the effectiveness of the structure for the execution of duties and establish a responsibility structure for the execution of duties.

(3)	Of the matters whose business execution decision has been delegated to Executive Officers based on a resolution adopted by the Board of Directors, certain important matters shall be determined through the deliberation and determination by bodies, such as the Executive Management Board, or through documents requesting managerial decisions.

(4)	The Executive Management Board shall determine or review the necessary allocation of management resources based on the business plan and budget application of each division and regional area to ensure the effective management of the Nomura Group.

[Summary of Implementation Status]

Business execution decisions within the Company, to the extent permitted by laws and regulations, are made flexibly and efficiently by Executive Officers to whom the Board of Directors has delegated authority. In addition, to undertake the further strengthening of the business execution structure with regard to the sophistication and specialization of financial operations, Senior Managing Directors to whom Executive Officers have delegated a part of their business execution authority assume the business and operations of the field that each such Senior Managing Director is in charge of.

Out of the matters delegated to Executive Officers by a resolution adopted by of the Board of Directors, concerning the determination of particularly important business matters, bodies such as the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee have been put in place at which there are deliberations and determinations are made. The Board of Directors receives reports on the status of deliberation from each such body at least once every three months. The Executive Management Board deliberates and determines important matters regarding the business management of the Nomura Group, beginning with and including management strategy, budgets, and the distribution of management resources.

5.	Structure for Retention and Maintenance of Information

(1)	Executive Officers shall retain the minutes of important meetings, conference minutes, documents regarding requests for managerial decisions, contracts, documents related to finances and other material documents (including their electronic records), together with relevant materials, for at least ten years, and shall maintain access to such documents if necessary.

(2)	Executive Officers shall maintain a structure to protect the Nomura Group’s non-public information, including its financial information, and promote fair, timely and appropriate disclosure of information to external parties, thereby securing the trust of customers, shareholders, investors, etc.

[Summary of Implementation Status]

All minutes of important meetings, conference minutes, internal approval requests, contracts, documents related to finances, and other material documents (including their electronic records) are appropriately retained in accordance with applicable laws, regulations, internal rules and related contracts, etc., and are maintained in a condition in which they are available for inspection if necessary.

At the Nomura Group, for the purpose of securing the trust of persons such as clients, shareholders, and investors, the basic policy is to comply with laws, and regulations relating to timely disclosure such as the Financial Instruments and Exchange Act and other exchange rules, and in addition to protection of the Nomura Group’s non-public information, promotion of fair, timely, and appropriate disclosure of information to external parties. Based on the aforementioned policy, the Company has established the Nomura Group’s Statement of Global Corporate Policy regarding Public Disclosure of Information, and the Disclosure Committee has been set up based on the Statement. The Committee, whose chairperson is the Senior Managing Director responsible for Group Corporate Communications, in addition to disseminating the content of the Nomura Group’s Statement of Global Corporate Policy to officers and employees, maintains the structure to carry out the fair, timely, and appropriate disclosure of information by taking measures such as establishing/implementing guidelines concerning the disclosure of information.

6.	Internal Audit System

(1)	Executive Officers shall install a department in charge of internal audit, and by implementing an internal audit program, shall ensure effective and adequate internal controls across the entire business of the Nomura Group.

(2)	The Internal Controls Committee shall deliberate or determine basic matters concerning internal controls within the Nomura Group, the annual plan regarding internal audit and the implementation status and results.

(3)	Executive Officers shall report on the status of the internal audit within the Nomura Group and the results thereof to the Internal Controls Committee at least once every three months.

[Summary of Implementation Status]

To secure the validity and suitability of internal controls, the Group Internal Audit Department has been put in place within the Company and units dedicated to internal audit have also been put in place at each major subsidiary under the Company. These internal audit departments carry out audits independent from business execution and carry out activities such as the provision of advice and recommendations for business improvement. The annual plan regarding internal audit, as well as the implementation status and results are deliberated in or reported to the Internal Controls Committee in which Audit Committee Members participate, and the content of the Internal Controls Committee meetings are reported to the Board of Directors.

<III.	The Nomura Group’s Internal Controls System>

(1)	Executive Officers shall secure the appropriateness of the Nomura Group’s business by ensuring that each company within the Nomura Group is fully aware of the Internal Controls System of the Company and by requiring the maintenance of an internal controls system at each company that reflects the actual conditions of each company.

(2)	Executive Officers shall ensure the effectiveness of internal controls concerning financial reporting by the Company by, among other means, maintaining the structures listed in I through III above.

[Summary of Implementation Status]

The Company, for every amendment of the internal control system, disseminates the content and meaning of the amendment to each Nomura Group company and provides guidance to maintain internal control systems that fit with each company’s actual conditions. In addition, the Company, including for important subsidiaries, identifies and understands the risks related to financial reporting, and based on such understanding, establishes and maintains internal controls over financial reporting. Concerning the status of such establishment and maintenance, the Company receives an evaluation from the internal audit division and an audit and evaluation by the accounting firm.

Consolidated Balance Sheet (As of March 31, 2018)

		(Millions of yen)
ASSETS
Cash and cash deposits:		2,959,046
Cash and cash equivalents		2,354,639
Time deposits		315,445
Deposits with stock exchanges and other segregated cash		288,962
Loans and receivables:		4,117,714
Loans receivable		2,462,503
Receivables from customers		442,343
Receivables from other than customers		1,216,382
Allowance for doubtful accounts		(3,514)
Collateralized agreements:		16,237,743
Securities purchased under agreements to resell		9,853,898
Securities borrowed		6,383,845
Trading assets and private equity investments:		14,985,023
Trading assets		14,967,557
Private equity investments		17,466
Other assets:		2,291,803
Office buildings, land, equipment and facilities		338,984
(net of accumulated depreciation and amortization of 397,834 million yen)
Non-trading debt securities		485,891
Investments in equity securities		150,760
Investments in and advances to affiliated companies		408,034
Other		908,134

Total assets		40,591,329

LIABILITIES
Short-term borrowings		743,497
Payables and deposits:		3,804,655
Payables to customers		1,176,773
Payables to other than customers		1,476,540
Deposits received at banks		1,151,342
Collateralized financing:		16,696,994
Securities sold under agreements to repurchase		14,759,010
Securities loaned		1,524,363
Other secured borrowings		413,621
Trading liabilities		8,213,318
Other liabilities		950,534
Long-term borrowings		7,382,507

Total liabilities		37,791,505

Commitments and contingencies
EQUITY
Common stock		594,493
Authorized	– 6,000,000,000 shares
Issued	– 3,643,562,601 shares
Outstanding	– 3,392,937,486 shares
Additional paid-in capital		675,280
Retained earnings		1,696,890
Accumulated other comprehensive income		(59,356)
Common stock held in treasury, at cost – 250,625,115 shares		(157,987)
Total Nomura Holdings, Inc. shareholders’ equity		2,749,320
Noncontrolling interests		50,504

Total equity		2,799,824

Total liabilities and equity		40,591,329

Consolidated Statement of Income (April 1, 2017 – March 31, 2018)

(Millions of yen)
Commissions	373,313
Fees from investment banking	101,663
Asset management and portfolio service fees	245,616
Net gain on trading	442,885
Gain (loss) on private equity investments	(869)
Interest and dividends	585,675
Gain on investments in equity securities	2,683
Other	221,192

Total revenue	1,972,158

Interest expense	475,189

Net revenue	1,496,969

Compensation and benefits	530,641
Commissions and floor brokerage	99,868
Information processing and communications	184,781
Occupancy and related depreciation	67,895
Business development expenses	36,762
Other	248,864

Non-interest expenses	1,168,811

Income before income taxes	328,158
Income tax expense	103,866

Net income	224,292
Less: Net income attributable to noncontrolling interests	4,949

Net income attributable to Nomura Holdings, Inc. shareholders	219,343

Consolidated Statement of Changes in Equity (April 1, 2017 – March 31, 2018)

(Millions of yen)
Common Stock
Balance at beginning of year	594,493

Balance at end of year	594,493

Additional paid-in capital
Balance at beginning of year	681,329
Issuance and exercise of common stock options	(5,465)
Changes in ownership interests in subsidiaries	(584)

Balance at end of year	675,280

Retained earnings
Balance at beginning of year	1,663,234
Net income attributable to Nomura Holdings, Inc.’s shareholders	219,343
Cash dividends	(68,703)
Gain (loss) on sales of treasury stock	(5,043)
Cancellation of treasury stock	(111,941)

Balance at end of year	1,696,890

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	47,767
Net change during the year	(63,363)

Balance at end of year	(15,596)
Defined benefit pension plans
Balance at beginning of year	(41,020)
Pension liability adjustments	(6,817)

Balance at end of year	(47,837)
Non-trading securities
Balance at beginning of year	20,344
Net unrealized gain (loss) on non-trading securities	(20,344)

Balance at end of year	—
Own credit adjustments
Balance at beginning of year	6,561
Own credit adjustments	(2,484)

Balance at end of year	4,077

Balance at end of year	(59,356)

Common stock held in treasury
Balance at beginning of year	(182,792)
Repurchases of common stock	(109,096)
Sales of common stock	0
Common stock issued to employees	21,398
Cancellation of treasury stock	111,941
Other net change in treasury stock	562

Balance at end of year	(157,987)

Total NHI shareholders’ equity
Balance at end of year	2,749,320

Noncontrolling Interests
Balance at beginning of year	53,875
Cash dividends	(1,955)
Net income attributable to noncontrolling interests	4,949
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	559
Net unrealized gain (loss) on non-trading securities	(6,157)
Purchase/sale (disposition) of subsidiary shares, etc., net	(9,392)
Other net change in noncontrolling interests	8,625

Balance at end of year	50,504

Total equity balance at end of year	2,799,824

[Translation]

Report of Independent Auditors

May 11, 2018

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Toyohiro Fukata Certified Public Accountant Designated and Engagement Partner

Toru Nakagiri Certified Public Accountant Designated and Engagement Partner

Kenjiro Tsumura Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Section 4 of the Companies Act, we have audited the accompanying consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. applicable to the fiscal year from April 1, 2017 through March 31, 2018.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, and for designing and operating such internal controls as management determines are necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal controls relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America with certain disclosure items omitted pursuant to the same provisions in the second sentence of Article 120, section 1 of the Ordinance on Accounting of Companies, as applied to Article 120-3, section 3, referred above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. and its consolidated subsidiaries, applicable to the fiscal year ended March 31, 2018.

Conflicts of Interest

We have no interest in Nomura Holdings, Inc. which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2018. Ernst & Young ShinNihon LLC have not audited the English language version of the consolidated financial statements for the above-mentioned year.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the notes to the consolidated financial statements) applicable to the 114th fiscal year (from April 1, 2017 to March 31, 2018). We hereby report the method, contents and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

In accordance with the auditing principles and assignment of duties, etc. determined by the Audit Committee, the Audit Committee received reports from the Executive Officers, etc. of the Company regarding to the consolidated financial statements, and asked for the explanations as necessary. In addition, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audit, and we received reports from Accounting Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. Furthermore, we have been notified by the Accounting Auditor that the “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc., and when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements for this fiscal year.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

A resolution to grant Restricted Stock Units (“RSUs”) in lieu of other compensation programs such as the issuance of Stock Acquisition Rights as stock options, to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company (the “Allottees”), was passed on May 14, 2018. The Company also determined, in principle, that after the expiration of a deferral period determined beforehand by the Company, the Company will dispose of and allot treasury stock in a number corresponding to the number of RSUs granted to each Allottees which number is determined beforehand by the Company, by having the Allottees make a contribution in kind to the Company of monetary compensation claims granted to the Allottees. The Company also submitted a shelf registration statement regarding the disposition of treasury stock on the same day.

May 15, 2018	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Toshinori Kanemoto, Member of the Audit Committee

Mari Sono, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Messrs. Noriaki Shimazaki, Toshinori Kanemoto, and Mari Sono are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2018)

(Millions of yen)
ASSETS
Current Assets:	3,714,784
Cash and time deposits	1,711
Money held in trust	73
Short-term loans receivable	3,604,969
Accounts receivable	46,774
Deferred tax assets	1,615
Others	59,643
Fixed Assets:	3,218,136
Tangible fixed assets:	28,645
Buildings	10,842
Furniture & fixtures	11,401
Land	6,402
Intangible assets:	95,609
Software	95,609
Others	0
Investments and others:	3,093,883
Investment securities	143,110
Investments in subsidiaries and affiliates (at cost)	2,383,501
Other securities of subsidiaries and affiliates	6,328
Long-term loans receivable from subsidiaries and affiliates	489,878
Long-term guarantee deposits	27,029
Deferred tax assets	15,329
Others	28,731
Allowance for doubtful accounts	(23)

Total assets	6,932,921

LIABILITIES
Current Liabilities:	1,625,604
Short-term borrowings	1,256,600
Bond due within one year	182,468
Collaterals received	107,515
Accrued income taxes	7
Accrued bonuses	2,414
Others	76,600
Long-term Liabilities:	2,673,466
Bonds payable	847,677
Long-term borrowings	1,824,422
Others	1,367

Total liabilities	4,299,070

NET ASSETS
Shareholders’ equity:	2,547,921
Common stock	594,493
Additional paid-in capital:	559,676
Capital reserves	559,676
Retained earnings:	1,551,543
Retained earnings reserve	81,858
Other retained earnings	1,469,685
Retained earnings carried forward	1,469,685
Treasury stock	(157,791)
Valuation and translation adjustments:	55,439
Net unrealized gain on investments	51,364
Deferred gains or loss on hedges	4,075
Stock acquisition rights	30,491

Total net assets	2,633,851

Total liabilities and net assets	6,932,921

Statement of Income (April 1, 2017 – March 31, 2018)

(Millions of yen)
Operating revenue	484,396
Property and equipment fee revenue	121,483
Rent revenue	30,785
Royalty on trademark	39,184
Dividend from subsidiaries and affiliates	200,053
Interest income from loans to subsidiaries and affiliates	79,431
Others	13,460

Operating expenses	230,598
Compensation and benefits	22,070
Occupancy and equipment costs	38,214
Data processing and office supplies	61,857
Depreciation and amortization	47,450
Taxes	1,345
Others	6,132
Interest expenses	53,530

Operating income	253,798

Non-operating income	6,036
Non-operating expenses	28,105

Ordinary income	231,730

Extraordinary income	76,825
Gain on capital reduction of subsidiaries and affiliates	31,698
Gain on sales of subsidiaries and affiliates	43,563
Gain on liquidation of subsidiaries and affiliates	504
Gain on sales of investment securities	785
Gain on reversal of subscription rights to shares	276
Extraordinary losses	893
Loss on sales of investment securities	0
Loss on retirement of fixed assets	893

Income before income taxes	307,662

Income taxes - current	(22,323)

Income taxes - deferred	48,978

Net income	281,006

Statement of Changes in Net Assets (April 1, 2017 – March 31, 2018)

(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	594,493

Balance at end of the year	594,493

Additional paid-in capital
Capital reserve
Balance at beginning of the year	559,676
Balance at end of the year	559,676
Total capital reserve
Balance at beginning of the year	559,676

Balance at end of the year	559,676

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year	81,858
Other retained earnings
Retained earnings carried forward
Balance at beginning of the year	1,375,531
Change in the year
Cash dividends	(70,199)
Net income	281,006
Disposal of treasury stock	(4,711)
Cancellation of treasury stock	(111,941)
Total change in the year	94,154
Balance at end of the year	1,469,685
Total retained earnings
Balance at beginning of the year	1,457,389
Change in the year
Cash dividends	(70,199)
Net income	281,006
Disposal of treasury stock	(4,711)
Cancellation of treasury stock	(111,941)
Total change in the year	94,154

Balance at end of the year	1,551,543

Treasury stock
Balance at beginning of the year	(182,034)
Change in the year
Purchases of treasury stock	(109,096)
Disposal of treasury stock	21,398
Cancellation of treasury stock	111,941
Total change in the year	24,243

Balance at end of the year	(157,791)

(Millions of yen)
Total shareholders’ equity
Balance at beginning of the year	2,429,524
Change in the year
Cash dividends	(70,199)
Net income	281,006
Purchases of treasury stock	(109,096)
Disposal of treasury stock	16,687
Total change in the year	118,398

Balance at end of the year	2,547,921

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	49,108
Change in the year
Other-net	2,256
Total change in the year	2,256
Balance at end of the year	51,364
Deferred gains or loss on hedges
Balance at beginning of the year	11,898
Change in the year
Other-net	(7,823)
Total change in the year	(7,823)
Balance at end of the year	4,075
Total valuation and translation adjustments
Balance at beginning of the year	61,006
Change in the year
Other-net	(5,567)
Total change in the year	(5,567)

Balance at end of the year	55,439

Stock acquisition rights
Balance at beginning of the year	36,231
Change in the year
Other-net	(5,741)
Total change in the year	(5,741)

Balance at end of the year	30,491

Total net assets
Balance at beginning of the year	2,526,761
Change in the year
Cash dividends	(70,199)
Net Income	281,006
Purchases of treasury stock	(109,096)
Disposal of treasury stock	16,687
Other-net	(11,308)
Total change in the year	107,089

Balance at end of the year	2,633,851

[Translation]

Report of Independent Auditors

May 11, 2018

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Noboru Miura Certified Public Accountant Designated and Engagement Partner

Toyohiro Fukata Certified Public Accountant Designated and Engagement Partner

Toru Nakagiri Certified Public Accountant Designated and Engagement Partner

Kenjiro Tsumura Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 436, Section 2, Paragraph 1 of the Companies Act, we have audited the accompanying financial statements, which comprise the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 114th fiscal year from April 1, 2017 through March 31, 2018.

Management’s Responsibility for the Financial Statements and the Related Supplementary Schedules

Management is responsible for the preparation and fair presentation of the financial statements and the related supplementary schedules in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal controls as management determines are necessary to enable the preparation and fair presentation of the financial statements and the related supplementary schedules that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements and the related supplementary schedules based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the related supplementary schedules. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements and the related supplementary schedules, whether due to fraud or error. In making those risk assessments, the auditors consider internal controls relevant to the entity’s preparation and fair presentation of the financial statements and the related supplementary schedules in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements and the related supplementary schedules referred above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the fiscal year ended March 31, 2018 in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountants Act.

(Note)

This is an English translation of the Japanese language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc., prepared in Japanese, for the year ended March 31, 2018. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned year.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Officers of the Company of their duties during the 114th fiscal year (from April 1, 2017 to March 31, 2018). We hereby report the method, contents and results of the audit as follows:

1.	METHOD AND DETAILS OF THE AUDIT

Based on the auditing principles and assignment of duties, etc. determined by the Audit Committee, with the cooperation of the Company’s departments in charge of internal control, etc. the Audit Committee has investigated the procedure and details of the decision making at the important meetings, etc., reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Officers, Senior Managing Directors and other significant employees, etc., and investigated the conditions of the businesses and assets of the Company.

With respect to the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and (v) of the Companies Act and the internal control system maintained based on such resolution, we received reports from the Directors, Executive Officers, Senior Managing Directors and significant employees, etc. periodically, and asked for explanations as necessary and provided our opinion. In relation to internal control over financial reporting required under the Financial Instruments and Exchange Act, we have received reports from the Executive Officers, etc. and Ernst & Young ShinNihon LLC regarding the assessment of such internal controls and status of the audit, and asked for explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiaries’ Directors, Executive Officers, Senior Managing Directors, members of the Audit Committee and statutory auditors, etc. and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Accounting Auditor maintained its independent position and implemented appropriate audit, and received reports from the Accounting Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Accounting Auditor that “Structure for Ensuring Appropriate Operation” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005), etc. and when necessary, asked for explanations.

Based on the above methods, we have examined the business report and its supplementary schedules, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements) and its supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and its supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors and the Executive Officers, we have found no misconduct or material facts that violate applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have no remarks to point out on the content of the business report and on the execution of the duties by the Directors and the Executive Officers regarding the status of the establishment and the maintenance of the internal control system based on such resolution, including internal control over financial reporting required under the Financial Instruments and Exchange Act.

(2)	Result of the audit of Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Accounting Auditor, are appropriate.

3.	SUBSEQUENT EVENTS

A resolution to grant Restricted Stock Units (“RSUs”) in lieu of other compensation programs such as the issuance of Stock Acquisition Rights as stock options, to executives and employees, etc. of the Company as well as executives and employees, etc. of subsidiaries of the Company (the “Allottees”), was passed on May 14, 2018. The Company also determined, in principle, that after the expiration of a deferral period determined beforehand by the Company, the Company will dispose of and allot treasury stock in a number corresponding to the number of RSUs granted to each Allottees which number is determined beforehand by the Company, by having the Allottees make a contribution in kind to the Company of monetary compensation claims granted to the Allottees. The Company also submitted a shelf registration statement regarding the disposition of treasury stock on the same day.

May 15, 2018	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Noriaki Shimazaki, Chairman of the Audit Committee

Toshinori Kanemoto, Member of the Audit Committee

Mari Sono, Member of the Audit Committee

Hisato Miyashita, Member of the Audit Committee

Note:	Messrs. Noriaki Shimazaki, Toshinori Kanemoto, and Mari Sono are Outside Directors as provided for in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Annual General Meeting of the Shareholders	Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

Matters available on the website in relation to the Notice of Convocation of the 114th Annual General Meeting of Shareholders

(1)	The following section of the business report: VII. Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

(2)	Notes to the Consolidated Financial Statements

(3)	Notes to the Financial Statements

The above information is made available on Nomura Holdings, Inc. (the “Company”)’s website at http://www.nomuraholdings.com/investor/shm/ pursuant to relevant laws and Article 25 of the Company’s Articles of Incorporation.

Nomura Holdings, Inc.

VII.	Basic Policy Regarding the Status of Persons with Control over Decisions Concerning the Company’s Financial and Business Policies

With regard to the basic policy to address a shareholder holding a quantity of shares enabling such shareholder to control decisions concerning the Company’s management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of the shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies, such as a prior issue of new stock acquisition rights (a rights plan), etc., at this time.

In the event of an attempt to take over the Company by a party inappropriate for business value and the common benefit of shareholders, a Corporate Value Enhancement Committee established within the Company will examine and evaluate the takeover proposal, etc., and after consultation with a council composed of the Company’s outside directors, through sufficient deliberations by the Board of Directors, a conclusion will be rendered in regard to the best strategy for shareholders from the perspective of business value and the common benefit of the shareholders.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure.

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Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

Nomura Holdings, Inc. (“the Company”)’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to Article 120-3, Paragraph 1 of the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006). However, certain disclosures required under U.S. GAAP are omitted pursuant to Article 120-3, Paragraph 3 and the latter part of Article 120, Paragraph 1 of the Ordinance for Company Calculation.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collectively referred to as “Nomura”). Generally, the ownership of a majority of the voting interest meets the majority of financial control condition, and Nomura, therefore, consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Accounting Standard Codification (“ASC”) 810 “Consolidation”, Nomura also consolidates any variable interest entities for which Nomura is a primary beneficiary.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting rights of a corporate entity, or at least 3 percent of a limited partnership and similar entities) are accounted for under the equity method of accounting and are reported in Other Assets—Investments in and advances to affiliated companies. Nomura does not apply the equity method of accounting for the equity investments that Nomura elected the fair value option under ASC 825 “Financial Instruments” and they are carried at fair value and are reported in Trading assets, Private equity investments, or Other. Nomura elected to apply the fair value option to its investments in American Century Companies, Inc. representing economic interest of 40.1%, and reports the investments and associated unrealized gains and losses within Other assets—Other and Revenue—Other, respectively.

Also, investment companies within the scope of ASC 946 “Financial Services—Investment Companies” carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating or other than operating purposes. Investments in equity securities for operating purposes and investments in equity securities for other than operating purposes are included in the other assets section of the consolidated balance sheet in Other assets—Investments in equity securities and Other assets—Other, respectively.

Investments in equity securities for operating purposes and for other than operating purposes held by non-trading subsidiaries are recorded at fair value and unrealized gains and losses are recognized currently in income. Changes in fair value of equity securities for other than operating purposes held by the insurance subsidiary are reported within Other comprehensive income on a net-of-tax basis.

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(4)	Non trading debt securities

Non-trading debt securities mainly consist of debt securities held by non-trading subsidiaries and the insurance subsidiary. Non-trading debt securities held by the insurance subsidiary are carried at fair value, with changes in fair value reported within Revenue—Other for those designated in fair value hedge relationships, otherwise within Other comprehensive income on a net-of-tax basis. Non-trading debt securities held by non-trading subsidiaries are carried at fair value and unrealized gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets with finite lives are amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

ASC 360 “Property, Plant, and Equipment” (“ASC 360”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets.

In accordance with ASC 360, long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Goodwill and intangible assets

In accordance with ASC 350 “Intangibles—Goodwill and Other”, goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment.

7.	Basis of allowances

(1)	Allowance for loan losses

Management establishes an allowance for loan losses against these loans not carried at fair value which reflects management’s best estimate of probable losses incurred. The allowance for loan losses comprises a specific component for loans which have been individually evaluated for impairment and a general component for loans which, while not individually evaluated for impairment, have been collectively estimated for impairment based on historical loss experience.

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, current financial situation of the borrower and the fair value of any underlying collateral. The allowance is measured on a loan by loan basis by adjusting the carrying value of the impaired loan to either the present value of expected future cash flows discounted as the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date, and the uncertainties inherent in those underlying assumptions. The allowance is measured taking into consideration historical loss experience adjusted for qualitative factors such as current economic conditions.

3

(2)	Accrued pension and severance costs

In accordance with ASC 715 “Compensation—Retirement Benefits”, the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the projected benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

8.	Hedging activities and derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for purposes other than trading are managing market risk of certain non-trading liabilities such as issued debt, foreign exchange risk of certain foreign currency denominated non-trading debt securities held by the insurance subsidiary, and foreign exchange risk of certain net investments in foreign operations.

These derivative contracts are linked to specific assets or liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged and are highly correlated with changes in the fair value or the foreign exchange of the underlying hedged items. Nomura applies fair value and net investment hedge accounting to these hedging transactions. The relating unrealized profits and losses are recognized together with those of the hedged assets and liabilities as Interest expense or Revenue—Other, or reported within Change in cumulative translation adjustments.

Further, derivatives are also utilized for non-trading purposes to manage equity price risk arising from certain stock-based compensation awards granted to employees and others.

9.	Foreign currency translation

All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective fiscal years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive income (loss). Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to income for the respective fiscal years.

10.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

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11.	Accounting changes

The following table presents a summary of new accounting pronouncements relevant to Nomura which have been adopted during the year ended March 31, 2018:

Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
Accounting Standards Update (“ASU”) 2016-05, “Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships”	• Clarifies how a change in counterparty of a derivative designated as hedging instrument in an existing hedging relationship affects the hedging relationship under ASC 815.	Prospective adoption from April 1, 2017.	No material impact.
ASU 2016-07, “Simplifying the Transition Method of Equity Method of Accounting”

•  Simplifies investor’s accounting for equity method investments as a result of an increase in ownership level or degree of influence over the investee from prior period.

•  Requires prospective application of equity method accounting from the date when an equity investment qualifies for equity method of accounting.

		Prospective adoption from April 1, 2017.	No material impact.
ASU 2016-09 “Improvements to Employee Share-Based Payment Accounting”

•  Allows an accounting policy election to be made to either account for forfeitures when they occur or to include estimated forfeitures in compensation expense recognized during a reporting period.

•  Requires all associated excess tax benefits to be recognized as an income tax benefit through earnings rather than as additional paid-in capital with excess tax deficiencies recognized as income tax expense rather than as an offset of excess tax benefits, if any.

•  Requires recognition of excess tax benefits regardless of whether the benefit reduces taxes payable in the current reporting period.

		Prospective adoption from April 1, 2017.	No material impact.
ASU 2016-17 “Interests Held through Related Parties That Are under Common Control”

•  Changes how a single decision-maker of a VIE should consider indirect variable interests in a VIE held through related parties that are under common control when determining if the single decision-maker is the primary beneficiary and should consolidate the VIE.

•  Amends existing guidance to align treatment of such variable interests with those held by related parties not under common control by considering variable interests of the single-decision maker on a proportionate basis.

		Full retrospective adoption from April 1, 2017.	No material impact.

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Pronouncement	Summary of new guidance	Actual adoption date and method of adoption	Effect on these consolidated statements
ASU 2017-09, “Scope of Modification Accounting”

•  Amends ASC 718 “Compensation—Stock Compensation” to clarify when modification accounting should be applied to a share-based payment award when the terms and/or conditions of an award are changed.

•  Removes guidance which states that modification accounting is not required when an antidilution provision is added to a share-based payment award provided that this change is not made in anticipation of an equity restructuring.

		Nomura early adopted from April 1, 2017.	No material impact.

Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 118 “Income Tax Accounting Implications of the Tax Cuts and Jobs Act”

•  Provides guidance on application of ASC 740 to the Tax Cuts and Jobs Act (“Act”) enacted on December 22, 2017.

•  Permits a registrant to provisionally report reasonable estimates of the various impacts of the Act on current and deferred taxes at December 31, 2017 and subsequent reporting dates through a measurement period ending on or before December 22, 2018.

•  Prohibits recognition of adjustments to current and deferred taxes if not based on reasonable estimates.

•  Requires adjustments made to provisional amounts through the measurement period are recognized in the reporting period in which such amounts are finalized.

•  Requires quantitative and qualitative footnote disclosures around the nature, impact and status of analysis of the impacts of the Act on current and deferred taxes.

		Immediately effective on issuance on December 22, 2017.	Nomura recognized a reduction in deferred tax liabilities and income tax expense of ¥ 2,800 million by adoption of this change. (1)

(1)	The adjustments to deferred tax liabilities primarily arise because of the reduction in the corporate income tax rate applicable to Nomura group entities in the U.S. effective from January 1, 2018. Nomura continues to evaluate and assess the impact of the Act on these entities and may recognize further adjustments to deferred tax assets and liabilities, and therefore to income tax expense (benefit), during the quarter ending June 30, 2018 and subsequent reporting periods depending on, among other things, finalization of calculations for all impacted entities, changes in certain assumptions and interpretations made by Nomura, certain actions to be taken by Nomura in the future and whether additional guidance is released by the U.S. taxing authorities and other bodies.

[Notes to Change in Presentation]

12.	Change in Presentation

Certain changes in scope of Receivables from customers, Receivables from other than customers, Payables to customers and Payables to other than customers have been made by revisiting the definition of customers in our consolidated balance sheet. We have reclassified previously reported certain amounts of Receivables from other than customers to Receivables from customers and from Other assets—Other to Receivables from other than customers. Moreover, we have reclassified previously reported certain amounts of Payables to other than customers to Payables to customers.

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[Notes to the Consolidated Balance Sheet]

13.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, reported mainly within Trading assets and Private equity investments.	5,486,551 million yen

Nomura owned securities and loans receivable, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	3,870,513 million yen

Nomura owned securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. (1) (2)	1,669,456 million yen

(1)	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset is not relinquished, are included.
(2)	In addition, Nomura re-pledged ¥15,516 million of securities received as collateral and securities borrowed.

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14.	Securitizations

Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman special purpose companies (“SPCs”) or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC860 “Transfers and Servicing” (“ASC 860”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheet, with the change in fair value reported within Revenue-net gain (loss) on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the financial assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the year ended March 31, 2018, Nomura received cash proceeds from SPEs on transfer of assets in new securitizations of 115.5 billion yen and the associated gain on sale was not significant. For the year ended March 31, 2018, Nomura received debt securities issued by these SPEs with an initial fair value of 1,785.3 billion yen and cash inflows from third parties on the sale of those debt securities of 1,065.1 billion yen. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was 4,917.6 billion yen as of March 31, 2018. Nomura’s retained interests were 288.4 billion yen as of March 31, 2018. For the year ended March 31, 2018, Nomura received cash flows of 64.5 billion yen from the SPEs on the retained interests held in the SPEs. Nomura does not provide financial support to SPEs beyond its contractual obligations.

15.	Contingencies

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fines, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if recognition of a liability is not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company will disclose details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

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The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated statements of income or cash flows in a particular quarter or annual period.

For certain of the significant actions and proceedings described below, the Company is currently able to estimate the amount of reasonably possible loss, or range of reasonably possible losses, in excess of amounts recognized as a liability (if any) against such cases. These estimates are based on current information available as of the date of these consolidated financial statements and include, but are not limited to, the specific amount of damages or claims against Nomura in each case. As of May 11, 2018, for those cases where an estimate of the range of reasonably possible losses can be made, the Company estimates that the total aggregate reasonably possible maximum loss in excess of amounts recognized as a liability (if any) against these cases is approximately ¥80 billion.

For certain other significant actions and proceedings, the Company is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (“Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but also seeks reimbursement of approximately EUR 33.8 million, plus interest, already refunded. NIP continues vigorously to challenge the Pescara Tax Court’s decisions in favor of the local tax authorities.

In October 2010 and June 2012, two actions were brought against NIP, seeking recovery of payments allegedly made to NIP by Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (in liquidation pursuant to the Securities Investor Protection Act in the U.S. since December 2008) (“BLMIS”). The first suit was brought by the liquidators of the Fairfield Funds. It was filed on October 5, 2010 in the Supreme Court of the State of New York, but was subsequently removed to the United States Bankruptcy Court, where it is presently pending. The second suit was brought by the Trustee for the liquidation of BLMIS (“Madoff Trustee”). NIP was added as a defendant in June 2012 when the Madoff Trustee filed an amended complaint in the United States Bankruptcy Court. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. Both actions seek to recover approximately $35 million.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous issuers, sponsors and underwriters of residential mortgage-backed securities (“RMBS”), and their controlling persons, including Nomura Asset Acceptance Corporation (“NAAC”), Nomura Credit & Capital, Inc. (“NCCI”), Nomura Securities International, Inc. (“NSI”) and Nomura Holding America Inc. (“NHA”). The action alleges that FHLB-Boston purchased RMBS issued by NAAC for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by NAAC in the original principal amount of approximately $406 million. The case is currently in the discovery phase.

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In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (“GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous issuers, sponsors and underwriters of RMBS, and their controlling persons, including NAAC, Nomura Home Equity Loan Inc. (“NHEL”), NCCI, NSI and NHA (the Company’s U.S. subsidiaries). The action alleged that the GSEs purchased RMBS issued by NAAC and NHEL for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleged that the GSEs purchased certificates in seven offerings in the original principal amount of approximately $2,046 million and sought rescission of its purchases. The case was tried before the Court beginning March 16, 2015 and closing arguments were completed on April 9, 2015. On May 15, 2015, the Court issued a judgment and ordered the defendants to pay $806 million to GSEs upon GSEs’ delivery of the certificates at issue to the defendants. The Company’s U.S. subsidiaries appealed the decision to the United States Court of Appeals for the Second Circuit and agreed, subject to the outcome of the appeal, to a consent judgment for costs and attorneys’ fees recoverable under the blue sky statutes at issue in the maximum amount of $33 million. On September 28, 2017, the Second Circuit affirmed the judgment of the district court. On November 13, 2017, the Company’s U.S. subsidiaries filed a petition for rehearing asking the Second Circuit to reconsider portions of its decision. On December 11, 2017, the Second Circuit denied the petition for rehearing. The Company’s U.S. subsidiaries filed a petition for certiorari to the U.S. Supreme Court on March 12, 2018.

In November 2011, NIP was served with a claim filed by the Madoff Trustee appointed for the liquidation of BLMIS in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from the BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. In November 2016, the United States Bankruptcy Court granted a motion to dismiss the Madoff Trustee’s claim. The Madoff Trustee has appealed the decision to the United States Court of Appeals for the Second Circuit. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million.

In March 2013, Banca Monte dei Paschi di Siena SpA (“MPS”) issued a claim in the Italian Courts against (1) two former directors of MPS and (2) NIP. MPS alleged that the former directors improperly caused MPS to enter into certain structured financial transactions with NIP in 2009 (“Transactions”) and that NIP acted fraudulently and was jointly liable for the unlawful conduct of MPS’s former directors. MPS claimed damages of not less than EUR 1.142 billion.

In March 2013, NIP commenced a claim against MPS in the English Courts. The claim was for declaratory relief confirming that the Transactions remained valid and contractually binding. MPS filed and served its defence and counterclaim to these proceedings in March 2014. MPS alleged in its counterclaim that NIP was liable to make restitution of a net amount of approximately EUR 1.5 billion, and sought declarations regarding the illegality and invalidity of the Transactions.

On September 23, 2015, NIP entered into a settlement agreement with MPS to terminate the Transactions. NIP believes that the Transactions were conducted legally and appropriately, and does not accept the allegations made against it or admit any wrongdoing. Taking into account the views of relevant European financial authorities and the advice provided by external experts, NIP considered it to be in its best interests to reach a settlement in relation to this matter. As part of the agreement, the Transactions were unwound at a discount of EUR 440 million in favour of MPS and the civil proceedings between MPS and NIP in Italy and England, respectively, will no longer be pursued. Pursuant to the settlement agreement MPS and NIP applied to the Italian Courts to discontinue the proceedings brought by MPS against NIP. These proceedings have now been discontinued. The financial impact of the settlement on the Company’s consolidated results for the fiscal year ended March 31, 2016 was a loss of approximately ¥34.0 billion and was included in Net gain on trading in the consolidated statement of income for the fiscal year ended March 31, 2016.

In July 2013, a claim was also issued against the same former directors of MPS, and NIP, by the shareholder group Fondazione Monte dei Paschi di Siena (“FMPS”). The grounds of the FMPS claim are similar to those on which the MPS claim was founded. The level of damages sought by FMPS is not less than EUR 315.2 million. NIP filed and served defences to both the MPS and the FMPS claims.

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In April 2013, an investigation was commenced by the Public Prosecutor’s office in Siena, Italy, into various allegations against MPS and certain of its former directors, including in relation to the Transactions. The investigation was subsequently transferred to the Public Prosecutor of Milan. On April 3, 2015, the Public Prosecutor’s office in Milan issued a notice concluding its preliminary investigation. The Public Prosecutor was seeking to indict MPS, three individuals from MPS’s former management, NIP and two NIP individuals for, among others, the offences of false accounting and market manipulation in relation to MPS’s previous accounts. The preliminary hearing at which the court considered whether or not to grant the indictment concluded on October 1, 2016, the Judge ordering the trial of all individuals and banks involved except for MPS (which entered into a plea bargaining agreement with the Public Prosecutor).

The trial commenced in December 2016 and is currently ongoing.

Additionally, NIP was served by the Commissione Nazionale per le Società e la Borsa (the Italian financial regulatory authority) with a notice commencing administrative sanction proceedings for market manipulation in connection with the Transactions. In relation to the Transactions, the notice names MPS, three individuals from MPS’s former management and two former NIP employees as defendants, whereas NIP is named only in its capacity as vicariously and jointly liable to pay any fines imposed on the former NIP employees. NIP is defending the proceedings.

NIP will continue to vigorously defend its position in the ongoing proceedings.

In January 2016, the Municipality of Civitavecchia in Italy (“Municipality”) commenced civil proceedings against NIP in the local courts in Civitavecchia. The Municipality’s claim relates to derivatives transactions entered into by the Municipality between 2003 and 2005. The Municipality alleges that NIP failed to comply with its duties under an advisory agreement and seeks to recover approximately EUR 35 million in damages. On December 20, 2017, NIP entered into a settlement agreement with the Municipality pursuant to which the Municipality agreed to withdraw its proceedings against NIP. The proceedings have since been formally discontinued.

In June 2016, Nomura International (Hong Kong) Limited (“NIHK”) was served with a complaint filed in the Taipei District Court by Cathay United Bank, Co., Ltd., Taiwan Cooperative Bank Ltd., Chang Hwa Commercial Bank Ltd., Taiwan Business Bank Ltd., KGI Bank and Hwatai Bank Ltd. (collectively, “Syndicate Banks”) against NIHK and its affiliated entity. The Syndicate Banks’ complaint relates to a $60 million syndicated term loan to a subsidiary of Ultrasonic AG that was arranged by NIHK. The Syndicate Banks’ allegations in the complaint include allegations that NIHK failed to comply with its fiduciary duties to the lenders as the arranger of the loan and the Syndicate Banks seek to recover approximately $48 million in damages and interest. NIHK intends to vigorously contest the proceedings.

In March 2017, certain subsidiaries of American International Group, Inc. (“AIG”) commenced proceedings in the District Court of Harris County, Texas against certain entities and individuals, including NSI, in connection with a 2012 offering of $750 million of certain project finance notes, of which $92 million allegedly were purchased by AIG. AIG alleges violations of the Texas Securities Act based on material misrepresentations and omissions in connection with the marketing, offering, issuance and sale of the notes and seeks rescission of the purchases or compensatory damages. The case is in the discovery phase.

Various authorities continue to conduct investigations concerning the activities of NIP, other entities in the Nomura Group and other parties in respect of government, supranational, sub-sovereign and agency bonds. NIP and other entities in the Nomura Group are also defendants to a consolidated class action complaint filed in the United States District Court for the Southern District of New York alleging violations of U.S. antitrust law related to the alleged manipulation of the secondary trading market for supranational, sub-sovereign and agency bonds. NSI has been served with a similar class action complaint filed in the Toronto Registry Office of the Federal Court of Canada alleging violations of Canadian competition law which also names NIP and the Company as defendants. Nomura intends to vigorously defend the proceedings.

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In September 2017, NIHK was served with a complaint filed in the Taipei District Court by First Commercial Bank, Ltd., Land Bank of Taiwan Co., Ltd., Chang Hwa Commercial Bank Ltd, Taishin International Bank Co., Ltd., E.Sun Commercial Bank, Ltd., CTBC Bank Co., Ltd., Hwatai Bank, Ltd. and Bank of Taiwan Co., Ltd. (collectively, “FT Syndicate Banks”) against NIHK, its affiliated entity, China Firstextile (Holdings) Limited (“FT”) and certain individuals. The FT Syndicated Banks’ complaint relates to $100 million syndicated term loan facility to borrower FT that was arranged by NIHK. The FT Syndicated Banks’ allegations in the complaint include tort claims under Taiwan law against the defendants. The FT Syndicated Banks seek to recover approximately $68 million in damages and interest. NIHK intends to vigorously contest the proceedings.

Nomura Securities Co., Ltd. (“NSC”) is the leading securities firm in Japan with approximately 5.32 million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. These include an action commenced in October 2014 by a corporate client seeking ¥2,143 million in damages for losses on currency derivative transactions conducted between 2006 and 2012. Although the allegations of the client involved in such action include the allegation that NSC’s explanation was insufficient at the time the contracts were entered into, NSC believes these allegations are without merit.

On February 8, 2018, for an action commenced in April 2013 by a corporate client seeking ¥10,247 million in damages for losses on currency derivative transactions and the pre-maturity cash out or redemption of 11 series of equity-linked structured notes purchased from NSC between 2005 and 2011, NSC entered into a settlement agreement with such client. The proceedings have since been discontinued.

The Company supports the position of its subsidiaries in each of these claims.

The United States Department of Justice (“DOJ”), led by the United States Attorney’s Office for the Eastern District of New York, informed NHA; NAAC; NCCI; NHEL; NSI; Nomura America Mortgage Finance, LLC; and Nomura Asset Capital Corporation; (the Company’s U.S. subsidiaries) that it was investigating possible civil claims against the Company’s U.S. subsidiaries under the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 related to RMBS the Company’s U.S. subsidiaries sponsored, issued, underwrote, managed, or offered during 2006 and 2007. The Company’s U.S. subsidiaries are cooperating fully in response to the investigation.

The United States Securities and Exchange Commission (“SEC”) and the DOJ have been investigating past activities of several former employees of NSI in respect of the commercial and residential mortgage-backed securities transactions. NSI has been cooperating fully in those investigations. NSI considers it probable that the SEC eventually will institute proceedings focusing on NSI’s supervision of certain former employees and that NSI, in connection with such proceedings, will agree to disgorgement and/or restitution relating to some of the transactions in issue.

Other mortgage-related contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized residential mortgage loans in the form of RMBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (“originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws. Certain of the RMBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers.

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The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, made at the instance of one or more investors, or from certificate insurers. The total original principal amount of loans for which repurchase claims were received by the relevant subsidiaries within six years of each securitization is $3,203 million. The relevant subsidiaries summarily rejected any demand for repurchase received after the expiration of the statute of limitations applicable to breach of representation claims. For those claims received within six years, the relevant subsidiaries reviewed each claim received, and rejected those claims believed to be without merit or agreed to repurchase certain loans for those claims that the relevant subsidiaries determined to have merit. In several instances, following the rejection of repurchase demands, investors instituted actions through the trustee alleging breach of contract. The breach of contract claims that were brought within the six-year statute of limitations for breach of contract actions have survived motions to dismiss and are in the discovery phase. These claims involve substantial legal, as well as factual, uncertainty and the Company cannot provide an estimate of reasonably possible loss at this time, in excess of the existing reserve.

16.	Guarantees

In accordance with ASC 460 “Guarantees”, Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee is as below.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value. Nomura believes the notional amounts generally overstate its risk exposure.

Derivative contracts (1) (2)	260,885,770 million yen

Standby letters of credit and other guarantees (3)	5,189 million yen

(1)	The carrying value of derivative contracts is ¥4,023,893 million (liability).
(2)	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are ¥14,418,770 million and ¥191,870 million (liability), respectively.
(3)	The carrying value of standby letters of credit and other guarantees is ¥92 million (liability).

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[Notes to Financial Instruments]

17.	Financial Instruments

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheet within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Information on financial instruments and risk

Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet customer needs, for its trading activities and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates. To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Counterparty credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions.

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. The following table presents geographic allocations of Nomura’s trading assets related to government, agency and municipal securities. Nomura’s exposure to the over-the-counter derivatives is mainly with the financial institutions in the amount of ¥351.8 billion which represents the net amount after the counterparty netting of derivative assets and liabilities under a master netting agreement as well as cash collateral netting against net derivatives.

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	Billions of yen
	March 31, 2018
	Japan	U.S.	EU	Other	Total (1)
Government, agency and municipalities securities	2,394.3	2,167.9	1,511.6	540.3	6,614.1

(1)	Other than above, there were ¥344.4 billion of government, agency and municipal securities in Other asset—Non-trading debt securities as of March 31, 2018. These securities are primarily Japanese government, agency and municipal securities.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Observable valuation inputs that reflect quoted prices (unadjusted) for identical financial instruments traded in active markets at the measurement date.

Level 2:

Valuation inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the financial instrument.

Level 3:

Unobservable valuation inputs which reflect Nomura assumptions and specific data.

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The following table presents information about Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2018 within the fair value hierarchy.

	(Billions of yen)
	March 31, 2018
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting (1)	Balance as of March 31, 2018
Assets:
Trading assets and private equity investments (2)
Cash Instruments	7,196.8	6,451.5	261.6	—	13,909.9
Derivatives	24.4	14,926.8	171.7	(14,094.3)	1,028.6
Loans and receivables (3)	—	484.5	69.6	—	554.1
Collateralized agreements (4)	—	1,181.5	4.6	—	1,186.1
Other assets (2)	595.5	368.4	168.8	—	1,132.7

Total	7,816.7	23,412.7	676.3	(14,094.3)	17,811.4

Liabilities:
Trading Liabilities
Cash Instruments	6,266.0	1,201.3	1.6	—	7,468.9
Derivatives	20.9	13,984.0	196.8	(13,457.3)	744.4
Short-term borrowings (5)	—	355.4	16.7	—	372.1
Payables and deposits (6)	—	0.0	(0.7)	—	(0.7)
Collateralized financing (4)	—	566.2	3.1	—	569.3
Long-term borrowings (5) (7) (8)	18.2	2,402.8	429.2	—	2,850.2
Other liabilities (9)	292.8	33.3	0.5	—	326.6

Total	6,597.9	18,543.0	647.2	(13,457.3)	12,330.8

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.

(2)	Certain investments that are measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. As of March 31, 2018, the fair values of these investments which are included in “Trading assets and private equity investments” and “Other assets” were ¥46.5 billion and ¥2.6 billion, respectively.

(3)	Includes loans for which the fair value option is elected.

(4)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.

(5)	Includes structured notes for which the fair value option is elected.

(6)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.

(7)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.

(8)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

(9)	Includes loan commitments for which the fair value option is elected.

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Estimated Fair Value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheet since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheet.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. In our financial instruments, the instruments which have a material difference between the carrying value and the estimated fair value are long-term borrowings. For long-term borrowings, certain financial instruments including structured notes are carried at fair value under the fair value option. Except for those instruments, long-term borrowings are carried at contractual amounts or amortized cost unless such borrowings are designated as the hedged item in a fair value hedge. The fair value of long-term borrowings which are not elected for the fair value option is estimated using quoted market prices where available or by discounting future cash flows. As of March 31, 2018, the carrying values of long-term borrowings were ¥7,382.5 billion and the fair values or estimated fair values of long-term borrowings were ¥7,417.4 billion.

Maturities tables of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2018 consist of the following:

Year ending March 31	Billions of yen
2019	655.6
2020	1,063.5
2021	994.3
2022	711.2
2023	671.0
2024 and thereafter	3,259.6

Sub-Total	7,355.2

Trading balances of secured borrowings	27.3

Total	7,382.5

Trading balances of secured borrowings

These balances of secured borrowings consist of the liabilities related to transfers of financial products that are accounted for as financings secured by the financial assets without recourse to Nomura rather than sales under ASC 860. These borrowings are not borrowed for the purpose of Nomura’s funding but are related to Nomura’s trading activities to gain profits from the distribution of financial products secured by the financial assets.

[Notes to Per-Share Data]

18.	Per-Share Data

Total NHI shareholders’ equity per share	810.31 yen

Basic net income attributable to NHI shareholders per share	63.13 yen

17

Subsequent	Event

On April 26, 2018 the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

(1)	Reasons

To use the acquired treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation.

(2)	Contents of Buyback

1) Type of stock to be purchased	Common Stock
2) Total number of stocks to be purchased	Upper limit of 100,000,000 shares (2.7% of outstanding shares)
3) Total amount of stocks	Maximum of 70,000 million yen
4) Term	May 16, 2018 to March 29, 2019
(Excluding the ten business days following the announcement of quarterly operating results)
5) Method	Purchase on the stock exchange via a trust bank
(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.)

[Other Notes]

19.	Other additional information

Changes in Tax Laws

On December 22, 2017, the Tax Cuts and Jobs Act (“the Act”) was enacted in the United States which significantly changes US income tax law, including reducing the US federal corporate income tax rate to 21%, broadening the US tax base, introducing a territorial tax system and one time repatriation tax on US entities for previously deferred earnings of non-US investees, allowing full expensing of certain property assets and imposing certain additional taxes on payments made from US entities to foreign related parties.

Nomura has recognized a reduction of 2.8 billion yen in deferred tax liabilities and deferred tax expense as a result of the reduction in the corporate income tax rate which is effective for US entities from January 1, 2018.

Nomura continues to evaluate and assess the other impacts of the Act on our US entities and may recognize further adjustments to deferred tax assets and liabilities, and therefore to income tax expense (benefit), during the fiscal year ending March 31, 2019 depending on, among other things, finalizing of calculations for all impacted entities, changes in certain assumptions and interpretations made by Nomura, certain actions to be taken by Nomura in the future and whether additional guidance is released by the US tax authorities and other bodies.

Acquisitions and divestures

On 30th March 2018, Nomura disposed of its controlling financial interest in Asahi Fire and Marine Insurance Co., Ltd (“AFM”), Nomura’s consolidated insurance subsidiary to Rakuten, Inc., an unrelated third party entity. As a result of the transaction, AFM was deconsolidated as of March 31, 2018 and a gain of approximately 8.0 billion yen was recognized in earnings within Revenue—Other during the year ending March 31, 2018.

Restricted Stock Units

In April 2018, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) in lieu of existing compensation programs such as the issuance of stock acquisition rights to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is approximately 52 million units (52 million shares equivalent). RSUs are to deliver shares of common stock of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

Nomura also offers a compensation plan linked to the Company’s stock price, a world index and the Company’s performances. The employees (directors, executive officers and certain employees) covered by this plan must provide service as employees of the Company for a specified service period in order to receive payments under the plan and also are subject to forfeitures due to termination of employment under certain conditions. The Company plans to continue compensation payments in the next fiscal year based on the Company’s stock price, a world index and the Company’s performances for its and subsidiaries’ directors and certain employees. The Company will remunerate either in cash or an equivalent amount of assets with a value linked to the average stock price for a certain period immediately preceding the applicable future payment date.

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Notes to the Financial Statements

The Company’s financial statements are prepared in accordance with the Ordinance for Company Calculation (Ministry of Justice Ordinance No. 13 of 2006).

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as Net unrealized gain on investments in Net assets on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for derivative transaction

Accounted for at fair value based on the mark-to-market method

3.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

4.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings (excluding equipment of the buildings) acquired on or after April 1, 1998 and equipment of the buildings and structures acquired on or after April 1, 2016 which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

5.	Deferred Assets

Bond	issuance costs

Bond issuance costs are expensed upon incurred.

6.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

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7.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

8.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized for interest rate risk hedge and foreign currency risk hedge. Fair value hedge is applied and all the profits and losses are recognized for share price risk hedge.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds and borrowings that the Company issued. The Company utilizes currency forward contracts and long term foreign currency liabilities including long term bonds issued to hedge foreign currency risk on investments in subsidiaries. Additionally, the Company utilizes total return swap contracts to hedge share price risk on a part of investment securities.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency investment in subsidiaries is hedged by currency forward contracts and long term foreign currency liabilities including long term bonds issued. A part of investment securities is hedged by total return swap contracts.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge. For the hedge of share price risk, the Company verifies the hedge effectiveness by comparing the change in fair value of each investment security and total return swap contract.

9.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

10.	The Company applies the consolidated tax return system.

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

	Short-term receivables	3,660,360 million yen
	Short-term payables	1,419,253 million yen
	Long-term receivables	515,435 million yen
	Long-term payables	13 million yen

2.	Accumulated depreciation on tangible fixed assets	52,427 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 42,285 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

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4.	Bonds include 318,200 million yen of subordinated bonds.

5.	Balance of guaranteed obligations (1)
	Guarantee of principal on US$94,395 thousand in repurchase transactions by Nomura International plc and US$3,345,326 thousand in derivative transactions, etc. and US$1,891,000 thousand in borrowings, repurchase transactions, etc. by the same company.	566,069 million yen (2)

	Guarantee of US$1,196,969 thousand, EUR2,164,800 thousand, AU$239,150 thousand, CA$12,000 thousand, GBP1,000 thousand, ZAR1,220,000 thousand, INR18,190,000 thousand, NZ$35,500 thousand, BRL3,430,300 thousand, MXN2,175,000 thousand, TRY5,438,500 thousand, IDR295,000,000 thousand, RUB2,510,000 thousand, CNY58,000 thousand and JPY1,179,677 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.	1,930,866 million yen (2)

	Guarantee of US$1,012,777 thousand, EUR263,217 thousand, AU$6,000 thousand and JPY8,996 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR191,000 thousand in borrowings by the same company.	176,390 million yen

	Guarantee of US$1,514,817 thousand in derivative transactions, etc. by Nomura Global Financial Products Inc.	160,858 million yen (2)

	Guarantee of US$178,950 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.	19,003 million yen

	Guarantee of US$36,861 thousand in derivative transactions, etc. by Nomura Financial Investment (Korea) Co., Ltd.	3,914 million yen

	Guarantee of US$4,042,015 thousand, EUR894,487 thousand, GBP15,500 thousand, CHF1,200 thousand, AU$416,134 thousand, CA$2,000 thousand, IDR683,977,000 thousand, CNY687,200 thousand, KRW300,000,000 thousand, HK$730,031 thousand, PHP650,000 thousand, UAH165,000 thousand, EGP17,500 thousand and JPY100 million in principal and coupons on medium term notes issued by Nomura International Funding Pte. Ltd.	641,610 million yen

	Guarantee of US$2,198 thousand in derivative transactions, etc. by Nomura Fixed Income Securities Private Limited.	233 million yen

	Guarantee of US$33,440 thousand in repurchase transactions, etc. by Nomura Securities International Inc.	3,551 million yen

	Guarantee of SG$7,042 thousand in derivative transactions, etc. by Nomura Singapore Limited.	570 million yen

	Guarantee of US$88,136 thousand in derivative transactions, etc. by Nomura Financial Products & Services, Inc.	9,359 million yen (2)

	Guarantee of JPY1,392 million in re-insurance transactions by Nomura Reinsurance 1IC Limited	1,392 million yen

	Guarantee of US$3,650 thousand in derivative transactions, etc. by Nomura Securities (Bermuda) Ltd.	388 million yen

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

(2)	Includes joint guarantee with Nomura Securities Co., Ltd.

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[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	483,055 million yen
Operating expenses	75,110 million yen
Non-operating transactions	8,964 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.
3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.
4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.
5.	“Others” includes revenue from the operation service and securities lending fees mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		3,822,562,601	—	179,000,000	3,643,562,601

2.	Treasury stock
Type of shares		Beginning of current year	Increase	Decrease	End of current year
Common stock (shares)		293,373,425	170,027,391	213,115,701	250,285,115

(Summary of reasons for change)

The reasons for increase were as follows:

Increase related to buying in the stock market	170,000,000 shares
Increase related to requests to purchase shares less than full trading units	27,391 shares

The reasons for decrease were as follows:

Reduction related to cancellation of treasury stock	179,000,000 shares
Reduction related to exercise of stock acquisition rights	34,115,500 shares
Reduction related to buying to complete full trading units	201 shares

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3.	Stock acquisition rights(1)

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No. 38	July 28, 2010	Common stock	427,300
Stock Acquisition Rights No. 40	June 7, 2011	Common stock	250,000
Stock Acquisition Rights No. 41	June 7, 2011	Common stock	583,100
Stock Acquisition Rights No. 42	June 7, 2011	Common stock	781,600
Stock Acquisition Rights No. 43	November 16, 2011	Common stock	820,400
Stock Acquisition Rights No. 44	June 5, 2012	Common stock	233,800
Stock Acquisition Rights No. 45	June 5, 2012	Common stock	860,700
Stock Acquisition Rights No. 46	June 5, 2012	Common stock	1,084,000
Stock Acquisition Rights No. 47	June 5, 2012	Common stock	731,200
Stock Acquisition Rights No. 48	June 5, 2012	Common stock	1,099,000
Stock Acquisition Rights No. 49	June 5, 2012	Common stock	137,700
Stock Acquisition Rights No. 50	June 5, 2012	Common stock	259,300
Stock Acquisition Rights No. 51	November 13, 2012	Common stock	1,214,300
Stock Acquisition Rights No. 52	June 5, 2013	Common stock	628,900
Stock Acquisition Rights No. 53	June 5, 2013	Common stock	797,300
Stock Acquisition Rights No. 54	June 5, 2013	Common stock	1,053,500
Stock Acquisition Rights No. 55	November 19, 2013	Common stock	2,681,200
Stock Acquisition Rights No. 56	June 5, 2014	Common stock	950,800
Stock Acquisition Rights No. 57	June 5, 2014	Common stock	1,257,700
Stock Acquisition Rights No. 58	June 5, 2014	Common stock	2,260,600
Stock Acquisition Rights No. 59	June 5, 2014	Common stock	488,200
Stock Acquisition Rights No. 60	June 5, 2014	Common stock	735,500
Stock Acquisition Rights No. 61	June 5, 2014	Common stock	2,519,000
Stock Acquisition Rights No. 62	November 18, 2014	Common stock	2,675,700
Stock Acquisition Rights No. 63	June 5, 2015	Common stock	1,088,400
Stock Acquisition Rights No. 64	June 5, 2015	Common stock	2,050,400
Stock Acquisition Rights No. 66	June 5, 2015	Common stock	36,000
Stock Acquisition Rights No. 68	November 18, 2015	Common stock	2,568,800
Stock Acquisition Rights No. 69	June 7, 2016	Common stock	2,175,900
Stock Acquisition Rights No. 72	June 7, 2016	Common stock	527,600
Stock Acquisition Rights No. 73	June 7, 2016	Common stock	242,100
Stock Acquisition Rights No. 82	June 9, 2017	Common stock	533,700

(1) Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 27, 2017	Common stock	38,821	11.00	March 31, 2017	June 1, 2017
Board of Directors October 30, 2017	Common stock	31,378	9.00	September 30, 2017	December 1, 2017

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

Decision	Type of shares	Total dividend value (millions of yen)	Dividend-per share (yen)	Record date	Effective date
Board of Directors April 26, 2018	Common stock	37,326	11.00	March 31, 2018	June 1, 2018

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[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	90,390 million yen
Loss carry-forward on local tax	38,716 million yen
Deferred gain and loss on hedges	3,453 million yen
Loss on devaluation of fixed assets	3,225 million yen
Stock option	2,326 million yen
Others	2,762 million yen

Subtotal of deferred tax assets	140,873 million yen
Valuation allowance	(99,503) million yen

Total of deferred tax assets	41,370 million yen
Deferred tax liabilities
Net unrealized gain on investments	(19,755) million yen
Deferred gain and loss on hedges	(4,133) million yen
Others	(537) million yen

Total of deferred tax liabilities	(24,426) million yen

Net deferred tax assets	16,944 million yen

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

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[Notes to Related Party Transactions]

Subsidiaries and affiliates

Affiliation	Name of company	Proportion of voting rights owned (owned by)	Relationship with related party	Nature of transaction	Transaction amounts (millions of yen)	Name of account	Balance as of March 31, 2018 (millions of yen)	Notes

Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Provision of equipments	Data processing system usage fees received	113,858	Accrued income	16,442	(1)
			Loans receivable	Loans receivable	667,517	Short-term loans	705,041	(2) (3)
			Concurrent officers	Interest received	9,539	Accrued income	1,652
				Establishment of a commitment line with subordinated terms	700,000	Long-term loans receivable from subsidiaries and affiliates	175,000	(4)
				Commitment line establishment fees received	902	—	—
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation Guarantee fee received	566,069 482	— Accrued income	— 496	(5)
			Concurrent officers
Subsidiary	Nomura International Funding Pte. Ltd	(Owned) directly 100%	Guarantee obligation	Guarantee obligation Guarantee fee received	641,610 199	— Accrued income	— 201	(6)
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	1,545,171	Short-term loans	1,395,601	(2)
			Concurrent officers	Interest received	39,385	Accrued income	3,004
Subsidiary	Nomura Corporate Funding America LLC	(Owned) indirectly 100%	Loans receivable	Loans receivable	462,005	Short-term loans	642,556	(2)
				Interest received	12,117	Accrued income	1,836
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	176,390	—	—	(7)
				Guarantee fee received	64	Accrued income	65
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	146,451	Short-term loans	147,994	(2)
				Interest received	3,752	Accrued income	143

Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Usage and maintenance of equipments Loans receivable	Loans receivable	74,554	Long-term loans receivable from subsidiaries and affiliates	74,000	(2)
				Interest received	1,408	Accrued income	3
Subsidiary	Nomura Europe Finance N.V.	(Owned) directly 100%	Borrowings Guarantee obligation	Borrowings	1,122,531	Short-term borrowings	1,251,400	(8)
				Interest paid	9,549	Accrued expense	744
				Guarantee obligation	1,930,866	—	—	(9)
				Guarantee fee received	735	Accrued income	739
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation	Guarantee obligation	160,858	—	—	(10)
				Guarantee fee received	164	Accrued income	170
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Concurrent officers	Capital increase underwritten	130,994	—	—	(11)
Subsidiary	Nomura Financial Products & Services, Inc.	(Owned) directly 100%	Loans receivable	Loans receivable	566,238	Short-term loans	660,000	(2) (3)
			Concurrent officers	Interest received	12,052	Accrued income	1,029
				Establishment of a commitment line with subordinated terms	320,000	Long-term loans receivable from subsidiaries and affiliates	240,878	(4)
				Commitment line establishment fees received	179	—	—
Subsidiary	Nomura Capital Markets Limited	(Owned) directly 100%	Concurrent officers	Paid-in capital decrease	130,994	—	—	(12)
Subsidiary	Nomura Asia Pacific Holdings Co., Ltd	(Owned) directly 100%	Absorption-type company split Concurrent officers	Segregate asset	79,749	—	—	(13)
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 29.0% indirectly 9.5%	Purchases of system solution and consulting knowledge services	Data processing system usage fees paid	33,379	—	—	(14)
				Software purchase	21,071	Accounts payable	3,258

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Terms of transactions, policies determining terms of transactions, etc.

(1)	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

(2)	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

(3)	Transaction amounts and balance as of March 31, 2018 do not include the transaction amounts for establishment of a commitment line with subordinated terms of (4).

(4)	The transaction amounts for the establishment of a commitment line with subordinated terms is the amount of the financing limit.

(5)	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to repurchase transaction and derivative transactions, etc. by that company. The guaranteed rate of repurchase transaction etc. is 0.04% and the guaranteed rates of derivative transaction, etc. are 0.125% (stand alone guarantee) and 0.0625% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount, respectively.

(6)	The guarantee obligation with respect to Nomura International Funding Pte. Ltd. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

(7)	The guarantee obligation with respect to Nomura Bank International plc represents the Company’s guarantee of obligations related to principal and coupons on medium term notes and loans issued by that company. The guaranteed rate is 0.04% per annum of the guarantee amount.

(8)	Interest rates on borrowings are determined rationally in consideration of market interest rates. No collateral is provided.

(9)	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and coupons on medium term notes issued by that company. The guaranteed rates are 0.04% (stand alone guarantee) and 0.02% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount.

(10)	The guarantee obligation with respect to Nomura Global Financial Products Inc. represents the Company’s guarantee of obligations related to derivative transactions, etc. by that company. The guaranteed rates are 0.125% (stand alone guarantee) and 0.0625% (joint guarantee with Nomura Securities Co., Ltd.) per annum of the guarantee amount.

(11)	The capital increase with respect to Nomura Europe Holdings plc represents allocation of new shares to a share holder.

(12)	The capital decrease with respect to Nomura Capital Markets Limited represents reduction of capital recorded by that company.

(13)	The simplified absorption-type company split was determined after prior consultation between the Company and Nomura Asia Pacific Holdings Co., Ltd.

(14)	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling, etc.

(15)	Transaction amounts do not include consumption taxes, etc., and balance as of March 31, 2018 includes consumption taxes, etc.

[Notes to Per Share Data]

Net assets per share	776.20 yen
Net income per share	80.86 yen

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[Notes to Material Subsequent Event]

(Grant of Restricted Stock Units)

In April 2018, the Company passed a resolution to grant Restricted Stock Units (“RSUs”) in lieu of existing compensation programs as the issuance of stock acquisition rights to directors, executive officers and/or employees of the Company and/or its subsidiaries, etc. The number of RSUs is approximately 52 million units (52 million shares equivalent). RSUs are to deliver shares of common stocks of the Company to grantees from one year to the maximum of seven years after the RSUs are granted.

(Treasury Stock Buyback)

On April 26, 2018 the Board of Directors of the Company approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

(1) Reason to buyback treasury stocks

To use the acquired treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver as stock-based compensation

(2) Contents of Buyback

1) Type of stock to be purchased	Common Stock
2) Total number of stocks to be purchased	Upper limit of 100,000,000 shares (2.7% of outstanding shares)
3) Total amount of stocks	Maximum of 70,000 million yen
4) Term	May 16, 2018 to March 29, 2019 (Excluding the ten business days following the announcement of quarterly operating results)
5) Method

Purchase on the stock exchange via a trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.)

(Business combinations)

The Company, as of April 1, 2018, transferred the rights and obligations it held related to a part of share management business to Nomura Asia Pacific Holdings Co., Ltd through a company split.

(1) Overview of the company split

a. Company name, capital, and description of business

Succeeding Company name	Nomura Asia Pacific Holdings Co., Ltd (“NAPH”)
Capital	10 million yen
Description of business	Holding Company

b. Contents of the split business

A part of share management business

c. Purpose of the company split

As a part of the Company’s broader realignment of Nomura’s overall management structure, on March 24, 2016, the Company decided to wind up the current holding company of AEJ(Asia Ex-Japan) region, Nomura Asia Holding N.V., which is due to be completed by March 31, 2019, and established a new holding company in Japan, NAPH, in August 2016.

The company split is a part of the Company’s intention to form even more robust governance and lay the foundation as Asia’s global investment bank by consolidating the AEJ subsidiaries under NAPH. There is no impact on the businesses conducted by the subsidiaries.

d. Effective date of the company split

April 1, 2018

e. Overview of the transaction including the legal structure

A simplified absorption-type company split, having the Company as the splitting company and NAPH as the succeeding company (Article 784, Paragraph 2 of the Company Act).

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(2) Overview of accounting treatment

Accounted as common control transaction pursuant to Accounting Standard for Business Combinations (Corporate Accounting Standards No. 21 (issued on September 13, 2013)) and Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (Implementation Guidance of Corporate Accounting Standards, No. 10 (issued on September 13, 2013))

(3) Matters on additional acquisition of subsidiary shares

a. Acquisition cost of subsidiary shares (NAPH shares) acquired additionally by the Company and a breakdown by type of consideration for acquisition

Consideration for acquisition (Nomura Financial Advisory and Securities (India) Private Limited and other subsidiaries shares)	JPY 19,055 million
Acquisition cost	JPY 19,055 million

b. Number of subsidiary shares acquired by the Company

NAPH issued to the Company, one ordinary share in connection with the company split. Furthermore, the number of ordinary share to be delivered was determined after prior consultation between the Company and NAPH.

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